Connections

Our people and core businesses working together for the long-term success of our clients and our company.

2005 Annual Report



RAYMOND JAMES®
FINANCIAL, INC.

Contents



Five-Year Relative Stock Performance
155
00
01
02
03
04
05

Our core businesses connect

to provide the foundation of our firm's growth. While these businesses enable us to meet client needs through one of the most comprehensive ranges of financial services in our industry, they also sustain the long-term returns we provide our shareholders.

Year-End Financial Highlights

	Total Revenues	Net Revenues	Net Income	Earnings per Share (Diluted*)	Shareholders' Equity	Shares Outstanding*	Shareholders' Equity per Share*
2005	$ 2,156,997,000	$ 2,039,208,000	$ 151,046,000	$ 2.00	$ 1,241,823,000	75,596,000	$ 16.43
2004	1,829,776,000	1,781,259,000	127,575,000	1.72	1,065,213,000	73,846,000	14.42
Increase	18%	14%	18%	16%	17%	2%	14%

* Gives effect to the three-for-two stock split paid in March 2004.





Thomas A. James



Gross Revenues

$ BILLIONS


2.16
1.83
1.67
1.52
1.50
01
02
03
04
05

An 18% increase in gross revenues can be attributed to outstanding results in investment banking and net interest earnings complemented by solid performance by the Asset Management Group and recent recruiting success in the Private Client Group.

Message from the Chairman & CEO

Dear Fellow Shareholders,

Fiscal 2005 was a remarkable year as new records in revenues and net income were achieved throughout the firm, surpassing last year's outstanding results. Gross revenues expanded 18% to $2.16 billion and net revenues increased by 14% to $2.04 billion. After an unusually high tax rate of 39.5%, net income grew 18% to $151 million. Diluted net income per share was $2.00, up from $1.72 last year. Consequently, the book value per share at September 30, 2005, was $16.43. The after-tax margin on net revenues was 7.4%, up from 7.2% last year. The rate of return on average equity (ROE) continued to improve as it reached 13.1%, contrasted to 12.8% last year.

These results benefited from a 53-week year, one week longer than usual and last year. Results in 2006 will be "normal" for quarterly comparisons because of the calendar, and thereafter we will adopt calendar-based month-end reporting, which will manifest in equal reporting periods, although production days in a month will still vary somewhat based on holidays.

On the other hand, these results were achieved in spite of a rather unexciting equity market and a bond market that was plagued by the perception that long-term interest rates would rise as the Federal Reserve Board was raising short-term rates. Instead, long-term rates were stable and bond investment activity was depressed. Furthermore, while fewer hurricanes hit Florida than in 2004, the 2005 hurricane season was the most active in recorded history. Katrina and Rita devastated Louisiana, Texas, Mississippi and Alabama, while Wilma caused similar disruptions in South Florida. Many of our offices were affected for weeks but, fortunately, our personnel escaped serious injury. In addition, we had to write off the remaining investment of $6.5 million relating to a Boeing 757 that we lease to Delta Airlines, and pay a non-deductible fine of $6.9 million to the SEC as a result of the judge's decision in the Herula case. Finally, Sarbanes-Oxley 404 work cost us more than $2 million in extra external and internal costs, and a plethora of industry regulatory sweeps also impacted the industry's and our compliance costs.

Nonetheless, revenues in all of our segments increased. Capital Markets, Asset Management and Raymond James Bank had notable increases in profitability. Although our Private Client Group

Share of 2005 Pre-Tax Earnings: **$247,971,000**


5.38%
$13,348,000
5.73%
$14,204,000
41.23%
$102,245,000
16.47%
40,841,000
31.19%
$77,333,000



Professional Asset Management

The Raymond James Asset Management Group is comprised of: Eagle Asset Management, which manages $11.5 billion for high-net-worth investors, pension and profit sharing plans, retirement funds, foundations, and variable annuity and mutual fund portfolios • Heritage Asset Management, which oversees $8.6 billion managed through two money market accounts and 10 mutual funds • Asset Management Services, consisting of Raymond James Consulting Services and Freedom, which employs sophisticated, institutional-quality programs to manage $9.1 billion • Raymond James Capital, a merchant banking fund making private equity investments • Ballast Point Venture Partners, which manages a venture capital fund.

Raymond James Bank

Complementing the more conventional brokerage side of our business, Raymond James Bank offers services nationwide through our financial advisors, including: FDIC-insured accounts with more than $1 billion in deposits, such as customized CDs and sweep accounts for cash portions of Raymond James brokerage accounts • direct account access through raymondjamesbank.com, ATM networks, TeleDirect® toll-free telephone banking, VISA® debit cards and the Raymond James Bank Client Service Desk • residential, consumer and commercial lending programs, and investments in bank participations and corporate loan syndications representing over $1 billion in loans outstanding.

Other

While comparatively small components of our business, more than $86 million in revenues and $13 million in earnings were contributed by our operation of a securities lending program • participation in several international joint ventures in emerging market countries • earnings on corporate investments and general corporate overhead expenses are also accounted for in this category.

All data as of fiscal year-end, September 30, 2005.



Contribution to 2005 Revenues: $2,156,997,000


2.11%
$45,448,000
4.03%
$86,904,000
7.97%
$171,916,000
21.1%
$455,151,000
64.79%
$1,397,578,000

Private Client Group

Through our four broker/dealer subsidiaries – Raymond James & Associates and Raymond James Financial Services in the United States, Raymond James Ltd. in Canada, and Raymond James Investment Services in the United Kingdom – and two trust companies we provide: financial planning services • securities and insurance brokerage • cash management • trust services to more than 1.3 million accounts. The Private Client Group is comprised of 4,886 financial advisors who affiliate as either traditional employees, quasi-independent employees, independent contractors, independent RIAs, or employees in local banks or credit unions, as well as support personnel, offering services from 2,100 locations. We also provide clearing services for 39 correspondent firms with an additional 633 advisors.

Equity & Fixed Income Capital Markets

The combination of Institutional Sales, Investment Banking, Syndicate, Equity Research, Equity and Fixed Income Trading, Public Finance, and the Raymond James Tax Credit Funds enables us to offer: trading for nearly 1,384 active accounts for U.S., Canadian and European institutions, pension funds and municipalities • consultation on public and private financings for large corporations, municipal agencies or political subdivisions, housing developers and nonprofit healthcare institutions • merger and acquisition advice • marketing, distribution and pricing support in lead- and co-managed equity underwritings • research on over 800 U.S. and Canadian companies • market-making in more than 265 common stocks • trading in corporate, municipal, government agency and mortgage-backed bonds.

Spurred by robust corporate earnings growth, low interest rates, low rates of inflation and declining unemployment, we have enjoyed relatively benign equity markets since 2003. This, in turn, has helped to drive Raymond James Financial's growth and results.

experienced excellent revenue growth, net income was depressed by larger legal, settlement and regulatory costs, which depressed margins. New case activity is at a lower level and we expect these costs to decline materially in the future as the market is delivering better results to investors. We have worked hard to inculcate the importance of diversification and asset allocation, and we have added materially more resources to compliance and supervision.

Net interest income increased 48% to $128 million and accounted for 52% of our pre-tax profits. Spreads increased, margin and bank loan balances grew, and we received higher rates on our own cash balances. If rates continue to rise, we should increase this source of profits in 2006. Moreover, we are aggressively growing Raymond James Bank, which will substantially increase net interest income, albeit the profit impact of that growth will be mitigated in the first year of new loans as loss reserves are established. Raymond James Bank's growth is part of our plan to deploy excess capital, which was cited as a major objective in last year's annual report.

Jon Bulkley, our lead director who has served on the Raymond James Financial Board for 19 years, will not stand for re-election this year as he is retiring. His industry knowledge, tireless efforts on the Audit Committee and his leadership of our outside directors have been extremely helpful to the governance process and we will miss his wise advice and counsel.

2005 Significant Events, Accomplishments and Undertakings

We purchased an existing 38,000-square-foot building in Southfield, Michigan, to replace our downtown Detroit operations and IT center. The current hurricane pattern has required that we have a larger secondary operations office to service our financial advisors and clients if our St. Petersburg headquarters is temporarily closed, pre-empting the necessity of transferring a significant number of associates to Michigan. We are in the process of hiring 100 new associates there. After fiscal year-end, we moved our Michigan-based personnel to the Southfield location.

A new series of TV and media ads were launched in the first quarter that features the tag line "individual solutions from independent advisors." The tag line combines Raymond James' commitment to financial planning crafted to generate customized client solutions and our commitment to supporting the financial advisor's objectivity in delivering those solutions.

We settled two-thirds of the individual and dollar volume of the "Premier 72" cases that were occasioned by two financial advisors' outside business activity in mortgage banking, which resulted in losses for their clients.

We concluded the Herula litigation brought by the SEC and paid a $6.9 million fine.

A new proprietary compliance software system, SAS, was delivered to our branch managers and compliance personnel to identify and rectify potential problems promptly.

When Delta filed for bankruptcy in September 2005, we wrote off the remaining investment relating to the Boeing 757 we lease to them. We still own another 757 leased to Continental Airlines, for which the leveraged lease investment is carried on our books for $11.8 million. We haven't provided a reserve as Continental is still viable and making its lease payments, although we are closely monitoring this situation.

Total assets within Raymond James Bank surpassed $1 billion.

Chet Helck, our COO, was named vice chairman of the Securities Industry Association.

We have appointed Paul Reilly to the Raymond James Financial Board, effective January 2, 2006. Paul is the CEO of Korn/Ferry International, an international executive search firm. Prior to that time, he was a senior executive of KPMG International, a world-wide accounting firm.

The Heritage Family of Funds launched the Heritage Core Growth Fund. A four-person team of portfolio managers with different sector responsibilities manages the fund under the direction of Richard Skeppstrom.

The Raymond James Tax Credit Funds, which raises equity from corporate investors for investment in government subsidized housing projects, cumulatively surpassed $1 billion in equity raised.

A Private Wealth Management Group was launched in Raymond James Trust to complement the effort to serve the clients of our financial advisors.

Based on Raymond James' excellent performance and the generation of increased cash flow, the board increased the quarterly dividend by 50% from $0.08 to $0.12 per share.

Spurred by robust corporate earnings growth, relatively low interest rates (albeit short-term rates are still being increased by the Fed), low rates of inflation and declining unemployment, we have enjoyed relatively benign equity markets since 2003. It is likely that these conditions will continue although at less favorable rates. Thus, the level of investment risk present in the market will increase. However, relative to the rest of the world, the United States remains relatively attractive as Japanese prices have increased dramatically, emerging market stocks have risen faster than those in the United States and the European economy is somewhat sluggish. Moreover, Raymond James continues to experience good recruiting results in its broker/dealers, and robust growth in banking and asset management. Consequently, I remain cautiously optimistic that there is a good likelihood of another year of improved results.

Best wishes for a happy, healthy
and prosperous New Year.

Thomas A. James
Chairman and CEO
December 15, 2005

Total Market Capitalization



$ BILLIONS
2.43
1.74 1.76
1.31 1.29
01
02
03
04
05

Raymond James' stock experienced significant positive performance in 2005, with the share price rising from $23.85 to $32.12. The firm's overall market value increased approximately 38% to just over $2.4 billion.


Chet Helck

Q&A with the President&COO

The performance of Raymond James' stock in the last year has been extremely positive. To what do you attribute the performance?
Investors have recognized that Raymond James is unique in the brokerage industry.

They find value in our conservative business approach, one based on diversification and a long-term outlook, and they've recognized that our different business units, which react differently to varying market cycles, can be used to our advantage – not only to attain the unique objectives of clients, but to achieve a synergy that positively affects our results.

In addition, I think the Street is fully aware of our commitment to growth, as well as our targeted approach to achieving aggressive objectives. For example, we set specific goals for attracting and retaining qualified, professional advisors – which is a major driver of our overall business – and we exceeded those goals. In 2005, we hired 839 new advisors with trailing 12-month commissions of $140.7 million, bringing client assets of $12.3 billion to the firm. Meanwhile, we terminated advisors who didn't share our commitment to raising the bar for ourselves and our industry.

Thanks, in part, to less volatile market activity throughout the year, we saw positive activity in all areas of our business. Investment banking revenues were outstanding and institutional commissions reached a new record, while fixed income institutional business remained profitable even while operating in a down market.

However, our stock price reflects more than just this year's performance. Our diversity of businesses means that although one area might suffer due to market conditions others should bolster overall performance. I believe that gives investors – both individual and institutional – confidence in Raymond James' long-term profitability.

You mention recruiting as one strategy for ongoing growth. Are there other ways Raymond James is working to ensure the company's progress?
We have a true multifaceted approach that also focuses on reviewing expenses and leveraging fixed costs to improve margins. For example, intense regulatory scrutiny and a generally litigious environment are realities of the financial services industry. We'd obviously like to keep legal costs as low as possible, so we consistently adhere to the highest standards and work to ensure issues are handled before they develop into real problems.

To that end, we've added associates in our compliance areas and invested in infrastructure like the Supervisory Alert System (SAS), a software program that performs an automated daily review of each client's investment holdings to ensure they are properly aligned with stated investment objectives and risk tolerance.

We also are working on projects to take better advantage of existing resources. One such effort focuses on daily sweeps of the cash portion of our clients' assets. Most of these cash deposits are invested in a money market mutual fund at one of our asset management subsidiaries, Heritage Asset Management. An initiative is currently underway that will enable us to leverage Raymond James Bank by encouraging clients to sweep cash there instead. This will allow us to become a more active lender, thereby increasing interest earnings. It's a positive change for clients as they will earn a competitive rate and have FDIC insurance on deposits up to $100,000.

Raymond James has emerged from recent regulatory actions in the financial services industry relatively unscathed, but has faced some issues. What is the firm doing to help avoid similar occurrences in the future?
First, let me say that these conflicts are bringing about positive changes – encouraging all of us to be even better stewards of investors' financial well-being. I also feel that the future for our industry is strong, as there is a real need for what we do, especially because of societal demographics and the huge generational transfer of wealth that's already occurring.

Raymond James is committed to conducting business with competency and quality. Unfortunately, despite our best efforts, there can be issues – one of which was the Herula case that concluded this year. The judge in that case stated that she "found the several witnesses associated with Raymond James and affiliated companies to be knowledgeable and committed to complying with the applicable statutes and regulations," and determined that the violations by this rogue advisor do not reflect the corporate culture at Raymond James. However, we understand the need to constantly monitor our policies and update our practices to prevent similar problems in the future.

We're strengthening sales management and compliance practices. We've also made account changes to avoid potential problems. For example, we have adopted the use of fee-based advisory accounts to support our advice-based model. We also encourage advisors to discuss aspects of both commission-based and fee-based accounts, and to work with their clients to determine the most appropriate alternative.

A recurring theme with Raymond James is the value of independence. What exactly does that mean for the company?

Our job is to support financial advisors as they serve their clients by providing a variety of account options, investment alternatives and services that we strive to ensure are the best available. We want advisors to have choices and make recommendations to their clients based on the clients' specific needs, not because of incentives, quotas or pressure to promote certain products. We then depend on our affiliated advisors to be consummate professionals who make recommendations in the best interest of their clients.

In addition, we feel that financial advisors – and all of our associates throughout our core businesses – are more satisfied in their careers and can better serve their clients if they have the independence to work in the way that best suits their specific circumstances. That's the basis for our AdvisorChoice℠ platform of affiliation options.

We realize that encouraging independence requires responsibility. Our advisors and associates are expected to uphold the highest professional standards and we encourage ongoing education beyond industry requirements. We recognize advisors for a variety of factors – including professional designations – not just based on production levels. And we have committed significant resources to training through dedicated programs, such as the Raymond James Institute of Finance and Raymond James University, which help advisors and associates expand their knowledge and improve their skills.

Raymond James was founded and continues to conduct business using the principles of financial planning as a guide. Our understanding that every client's needs are unique is why we have worked hard to ensure our advisors have the freedom to offer customized solutions. We strongly believe that our firm's commitment to independence has enabled us to support an exceptional culture that has attracted some of the best professionals – in all of our lines of business – which, in turn, means their clients receive the kind of superior, personalized service that encourages long-term and mutually rewarding relationships. As our industry continues to experience consolidation, we trust this increasingly unique business model will also continue to result in superior shareholder returns.

In the competitive financial services arena, how is Raymond James setting itself apart? What about efforts to increase awareness of the firm?

In addition to the overall value proposition we offer – our focus on financial planning, independence and professionalism – there are specific areas where we truly stand out.

We listen to our associates, advisors and clients to make our firm better.

After much research and preparation, we're re-engineering our entire backoffice system, redesigning workflows to create the most efficient, user-friendly and cost-effective systems possible. Technology is a huge part of that and I believe we offer some of the best technical support in the industry. The IT Team takes suggestions from those who use the systems very seriously, and constantly strives to improve usability, as well as security.

Our Asset Management Group is also unique in that it goes beyond the market components that affect portfolios and concentrates on "active" risks generated by the investment manager. This risk budgeted approach has been commonly used by institutional investors to help control the level of active risk in portfolios and provide a measure of the value added by managers independent of the market. We are bringing the same advanced methods to individual investors, and we are attracting both advisors and investors to our firm because of our positive results.

Our Capital Markets Group has received significant accolades. Our Equity Research Team is regularly lauded for outstanding performance for its long-term stock recommendations, while a recent article from the *Wall Street Journal* pointed out that our Mergers and Acquisitions Team's average premiums were 77% above the market value for client companies being acquired, compared to 41% premiums for the next best performer. Again, this is an area that anchored much of our success this year.

Our challenge going forward is to continue to make our value, our achievements and our name known. We're doing that in obvious ways, such as through our new advertising campaign, but more than that, we're experiencing the "buzz" that comes from standing out in the minds of financial advisors and their clients. I think that's because advisors, investors and the financial media are realizing we are truly different. We're large enough that we have resources which are on par with even the most sophisticated and largest of our competitors, so our affiliated advisors can fully meet their clients' needs. But, even as we grow, our firm's founding commitment to individual attention for every client remains. We're unique. We're a category of one. I believe that will be the basis for much of our success in the future.



Total Assets under Control
$ BILLIONS
150.63
124.15
96.13
80.12
02
03
04
05

Thanks to successful recruiting efforts, as well as increased interest in our asset management services, Raymond James' total client assets rose more than $26 billion over 2004 and increased 88% in the last four years.

Having a long-term outlook and thoroughly preparing before taking action. + Developing a process to guide decision making so that discipline outweighs emotion. + Building a solid, diversified foundation to mitigate risk and perpetuate lasting growth.

As a pioneer of financial planning, Raymond James has long been a proponent of these principles. We strongly believe they are key to any investor's long-term success.

Our more than 4,800 financial advisors – and the 3,400 professionals at our corporate offices who support them behind the scenes – provide clients with personalized solutions. They help clients develop strategies that focus on disciplined investing. And, once a client's plan is in place, they encourage diversification of investments to create a solid portfolio designed to weather short-term trends and achieve long-term goals.

Similarly, the principles that guide financial planning – taking a long-term view, adhering to conservatism and discipline, and employing diversification – can also serve as a sound approach for building a successful company. They are the ideas upon which Raymond James was established in 1962, the tenets we adhere to as we conduct business and build relationships today, and the reason our firm will continue to thrive.

At Raymond James, we are committed to growth, but not at the expense of lasting stability. We are dedicated to growing our businesses, but only after we conduct thorough research, develop a strategy and examine the potential outcome of any decision. And we are focused on maintaining a diversified firm – one comprised of complementary operations that, together, build a stronger overall company that consistently meets our ambitious long-term corporate objectives.

Private Client Group ●

Anchoring our firm is the Private Client Group, the network of support personnel and advisors who – by affiliating with our firm through our AdvisorChoice[SM] platform as either traditional employees quasi-independent employees, independent contractors, independent RIAs, or advisors in banks or credit unions – serve retail investors throughout the United States, Canada and the United Kingdom. Representing nearly two-thirds of total firm revenues, this area is central to our business and has continued to grow substantially since our founding in 1962. In fact, targeted recruiting efforts have historically contributed to consistent growth in the number of affiliated advisors – representing the strong pull of a firm that understands advisor-client relationships are key to our success and ensures both advisors and clients are treated accordingly.

Capital Markets Group

Through nine distinct – yet often complementary – business units, our Capital Markets Group combines high-quality research and insight with value-added advice to serve the needs of growth companies and municipalities, as well as the institutional and retail communities that invest in them. A major part of our business, Capital Markets continues to grow as shown by its performance in 2005. Investment banking revenues increased 41% and reached $150 million.

Asset Management Group ○

Managing more than $27.5 billion of assets for both institutional and individual investors, the Raymond James Asset Management Group uses advanced asset allocation, manager selection and due diligence processes to provide significant benefits for clients. Raymond James' distinct programs – Raymond James Consulting Services, Eagle Asset Management and Heritage Asset Management – offer more than 70 investment objectives and access to a variety of fee-based accounts that allow advisors to choose solutions best suited for their clients. For fiscal 2005, investment advisory fees rose 17% to a record $151 million – reflecting our commitment to asset management solutions for investors.

Raymond James Bank ●

Raymond James Bank has continued to augment our more traditional brokerage businesses through the provision of deposit and lending services for both individual and corporate clients, including mortgage, home equity and commercial real estate loan products. Total assets exceeded $1 billion in 2005, while net income increased 65% compared to fiscal 2004. Overall, Raymond James Bank contributed 18% of Raymond James' fiscal 2005 net interest earnings, and has become a strong contributor to our firm's diverse mix of financial services.

Interconnectivity



Referrals
Products, Research & Referrals
Loan Products
Deposits
Business Leads & Referrals
Private Accounts
Portfolio Management
Trading Support
Referrals
Raymond James Bank
Asset Management Group
Portfolio Management

Each of these business units could stand alone. However, it is the diversity of the services each offers and the unique niche each fills within the financial services industry that, when combined, translate into the ongoing strength of our firm. It is how each interrelates with the others – initiating client relationships that then cross disciplines, providing support as well as benefiting from the support of others – that allows Raymond James to offer effective, individual solutions to a wide range of clients.

And individual solutions – solutions guided by a long-term outlook, thorough preparation, a disciplined approach and diversification – are the core of our culture, the essence of our company.

As we look to the future, we garner strength from our financial planning history. We harness power from the diversity of our businesses. And we move forward with confidence that individual solutions best serve our clients, our firm and our shareholders ... and will continue to be the basis for our ongoing mutual success.

"We've been very fortunate to have the success that's allowed us to live our dreams now. But, especially since we've retired young, we know it's critical that we take steps to ensure we can also maintain our lifestyle for many years to come. Andrea and Raymond James are helping us do that." – Doug Smith


MES BA

Icelandic horses are a smaller-sized breed.

They aren't particularly well-known in the United States. However, for those who are familiar with them, it's clear that the animals more than make up for their petite stature with their strength and independent spirit. Perhaps that's why Doug and Gayle Smith were attracted to raising the breed – they tend to gravitate toward those traits.

That was true when they both worked at Oracle, at the time a small computer database company that shared many of those attributes. And it's likely that it was one reason Doug found his way to Yahoo! in the mid-90s, when it was still a fairly new startup. As an established software engineer, he was a good match for the company that had earned enough success to become a public entity, but was still working to prove itself as a lasting business within the nascent Internet sector of the technology industry. Doug was willing to take a chance because of the substantial stock options offered as part of his pay package.

His decision paid off. Four years later Doug cashed in his options and joined his wife in early retirement. He now selectively provides technology consulting services to organizations about which he feels passionate and concentrates on enjoying the life he and Gayle have built for themselves.

Part of living that life is working with professional and knowledgeable advisors like Andrea Wood, an independent contractor financial advisor in the Raymond James **Private Client Group**. For more than a decade, Andrea has managed assets for the Smiths – at first a relatively modest amount, then a more significant sum as the couple's assets grew.

The Smiths enjoy the comfort of working with a financial advisor who understands their goals and whom they trust with decisions regarding their wealth. With Andrea's help, they have established a substantial managed account through the Raymond James Consulting Services program,



Doug, Gayle & Andrea walk with the couple's Icelandic horses.

which conducts thorough research and due diligence on managers to help ensure only those who add the most value are included in Raymond James **Asset Management Group's** offerings. In addition, they have two custodial accounts for their Godchildren and a separate, diversified portfolio managed directly by Andrea, as well as annuities through Raymond James affiliate Planning Corporation of America and two IRAs. Doug has also referred his father, who now has a Passport Investment Account with Andrea and a **Raymond James Bank** mortgage for a vacation home.

"Andrea shares our basic philosophy about finances," Doug explains. "She knows where we want to go and what we're comfortable with, so we're confident in her ability to figure out the necessary details to get us there.

"That includes her decision to affiliate with Raymond James a few years ago," he continues. "We've found the firm easy to work with and everyone eager to help, which was one reason we decided to use the services of Raymond James Bank when we wanted to establish a home equity line of credit. We're currently using the credit line to build stables for our horses, as well as housing for a full-time caretaker, and we really appreciate how simple it is to access cash without liquidating positions."

It seems the Smiths have once again found their way to a company that shares some of the same characteristics their Icelandic horses represent. They realize Raymond James isn't the largest firm, but are taking advantage of a broad range of outstanding resources. They're benefiting from the firm's focus on independence and the freedom Andrea has to provide truly individualized solutions based on their specific needs. And, they're working with a company that – like those Icelandic horses, which have flourished because of a deep commitment to staying true to the breed's roots – remains dedicated to its past, building on its history to continue to thrive in the future.

"Rick has built a team of professionals who have different specialties but a common commitment to giving us attention and really helping us get the most out of our money ... which seems to be true throughout the Raymond James organization. I feel like they care about us, not just our accounts." – Paul Brown



Life has changed in the small town of Millry.

At least it has for Darrell and Paul Brown, who remember sitting in the kitchen of their Alabama home, watching their mother simultaneously cook dinner and serve as the county's only telephone operator. As their father worked to expand the company he founded in 1941 to bring telephone service to households in rural communities, they were getting their introduction to the family business ... a business they own and run today.

Millry Communications still serves South Alabama with a variety of communications services, including, for a time, wireless capabilities. Beginning as partial owners and eventually controlling 100% of Digiph, which provided cellular service to more than 75,000 customers, the Browns were searching for options for the future of a company that was outgrowing its resources.

"When we agreed to buy out our partner in Digiph, our customer base was suddenly 10 times larger than what we began with," explains Darrell. "We wanted help making decisions about the best ways to grow and interviewed a number of investment banking groups. Raymond James was our choice because the firm was willing to devote substantial time and resources to giving us the attention we needed."

Investment Banker Charlie Uhrig and his team from Raymond James **Capital Markets Group** went to work finding a solution for Digiph. While they explored several options – among them venture capital opportunities and the possibility of a public offering – the value of a wireless company in a relatively underserved area became increasingly clear. Through a private bidding process managed by Raymond James, Digiph was sold to what is now a major provider of cellular service in the area for a final price of $368 million.

Charlie knew that the brothers would likely need help managing the significant assets they



Paul & Darrell with Rick in Millry, Alabama.

would be receiving from the sale. He offered to put them in touch with a financial advisor in the Raymond James **Private Client Group** who specializes in higher-net-worth clients – in this case Tampa, Florida-based advisor Rick Happle.

Since it would be several months before the sale was final and the Browns received their payout, Rick created a mock portfolio that mimicked the allocation he would recommend for their equity portfolios. He then tracked the portfolio, making "purchases" and "sales" just as he would with an actual portfolio, sending reports from Raymond James Equity Research to inform the Browns about potential opportunities, and e-mailing regular updates to keep them apprised of the portfolio's progress. This upfront work gave Darrell and Paul an opportunity to see what they might expect if they chose to work with Rick and his team.

As the Browns decided to move ahead with the relationship, they also realized Rick offered much more than stock selection services. The resources of Raymond James could also help them continue to build upon the foundation that had been laid by their father so many years before – both for their company and their families.

The brothers' portfolios now incorporate alternative investments designed to complement their individual equity management, including leasing investments, managed commodities and private equity through Raymond James subsidiary Ballast Point Ventures. In addition, Rick's team provides financial planning advice and portfolio reporting services, and also offers 401(k) counseling for employees of Millry Communications.

"We'd both worked with another financial advisor in the past, but Rick gave us a new understanding of what a true financial planner could offer," says Darrell. "We truly benefit from his approach and from the support of Raymond James."

"At Pinnacle, we have a four-tier mission: providing distinctive financial services to clients, enriching our employees, making a positive impact on our communities, and creating outstanding long-term value for shareholders. With Raymond James, we've found a partner that shares our commitment to those same tenets." – Rob McCabe





Nashville is known for its music.

However, there's much more to the Tennessee town. With more than 30 public companies headquartered there, opportunities abound for a community bank in the city's growing economy. Pinnacle Financial Partners is taking advantage of Nashville's expansion – it's the city's largest locally owned financial services firm and one of the fastest growing community banks in the country – by developing a reputation as a niche firm. While the firm provides traditional banking services, the signs on its buildings don't even announce it's a bank ... an indication of a unique approach that puts the emphasis on comprehensive financial services.

"Our goal isn't to sell products. Instead, we strive to offer a true advisory relationship to every client, whether we re providing banking or investment services," explains Barry Moody, executive vice president of Pinnacle Asset Management. "We believe managing finances is a serious business that requires in-depth answers, not quick fixes."

This is likely why the partnership between Pinnacle and Raymond James works so well. Pinnacle's investment advisors are associated with the Raymond James **Private Client Group** through the firm's Financial Institutions Division, one of five affiliation options available through Raymond James AdvisorChoice℠ that empowers financial advisors representing Raymond James to establish offices in leading regional banks and credit unions. These advisors have access to the investment alternatives, back office systems and support services of Raymond James while – like every Raymond James advisor – they maintain autonomy that allows them to develop customized solutions for their clients.

That flexibility has led each advisor with Pinnacle to develop a distinctive practice. For example, Ray West concentrates primarily on managing equity portfolios for his clients, but he offers much more, such as developing appropriate retirement plans for business owners using the resources of the Raymond James Financial and Retirement Services Department.

Meanwhile, Brock Kidd tends to focus primarily on fee-based accounts offered through the Raymond James **Asset Management Group**,





Pinnacle Chairman Rob McCabe with advisors Brock Kidd & Ray West.

managing many client accounts on a discretionary basis through the Raymond James Managed Investment Program.

"With Raymond James I have access to the full resources of a national broker/dealer but the support of a more regional-firm culture. I have choices for my clients and can talk to anyone at Raymond James to get their insight, from back-office personnel to the firm's chief market analyst, Jeff Saut. That translates into the most appropriate solutions and best possible service for my clients."

For Judy Alexander, working with Raymond James isn't new ... she's been affiliated with the firm as an independent contractor for almost two decades. What is fairly new is her relationship with Pinnacle.

"I ran a stand-alone practice for years with my husband and two other advisors, but my husband's early retirement because of disability and the death of one of our partners forced me to consider the future of my practice," Judy explains. "By changing my affiliation from Raymond James' Independent Contractor Division to the Financial Institutions Division and working through Pinnacle, I've maintained my independence while continuing to serve my clients in the way they've always expected."

Pinnacle's advisors – who manage over $430 million in investment assets for their clients – obviously benefit from the resources of Raymond James' Private Client Group and Asset Management Services. The firm has also taken advantage of the Raymond James **Capital Markets Group** to assist in expanding its business. That includes Raymond James Investment Banking serving as lead manager in a secondary offering that raised approximately $19.5 million in equity capital for Pinnacle and, most recently, in a financial advisory role on Pinnacle's acquisition of another financial institution, which had $605 million in total assets and $539 million in deposits at the time of the agreement.

"Raymond James is committed to assisting us as we expand our business and continue our own success – both in the brokerage arena and by helping us determine the most appropriate strategies for long-term growth," Pinnacle chairman Robert A. McCabe Jr. emphasizes. "It's a partnership that truly works on many levels."

"Our goal is to continue to build upon our success while also helping others who share our work ethic realize their own dreams. Teaming with partners like Todd and Raymond James is one way we're doing that ... and we're confident we have many opportunities ahead of us." – Esteban Varela



The Varela family isn't afraid of hard work.

Growing up in Mexico, they recognized very early that no one else could do it for them ... to be truly successful they would have to commit themselves fully, making sacrifices to develop dreams into reality.

For Esteban and José Varela, that started with the establishment of a trucking company that became the foundation for the family's achievements today.

TransMex began as a simple three-truck operation specializing in international shipping from the United States into Mexico. As the company grew and two other Varela brothers – Rafael and Carlos – joined the team, it soon became a recognized leader in its class, with a fleet of vehicles at terminals in every major town along the country's border. Today, the family has reaped the fruits of its labors, earning significant returns from the sale of its company to a major U.S. shipper in 2004.

Todd Douma, a financial advisor and independent contractor with the Raymond James **Private Client Group**, has watched the Varelas build their business – he first helped Esteban and José with basic IRAs when they were just beginning their climb to success.

He has also helped them ensure their achievements will have lasting impact. When the publicly traded U.S. company purchased TransMex using, in part, a large amount of unregistered stock, he worked with the Raymond James Structured Products Group to make certain it was monetized in the most advantageous way. A prepaid forward contract was developed in which the Varelas would receive a discounted amount of cash for their shares while retaining 20% upside potential of any stock gains.

With their portion of the proceeds, Esteban and José diversified into a variety of investments, including significant accounts with Raymond James' **Asset Management Group** and, specifically, Raymond James Consulting Services. In addition, they maintain separate accounts with Todd, which he manages through one of Raymond James' fee-based platforms, evaluating information from the Raymond



Todd with José, Esteban & their family business partners.

James Equity Research Team about potential equity and closed-end fund investments, then making appropriate purchases in line with their asset allocations.

Their story already sounds like the American dream, but the Varelas haven't stopped with singular success. Using much of the money they earned from the sale of TransMex, they began Varco Investments, a diversified company with interests in insurance, real estate development and financial services.

And more of the family has joined the business, including Juan, who – along with Rafael – began Pronto MGA, a property and casualty insurance company. The company caters to the Hispanic market in Texas, targeting a largely underserved niche that has allowed the business to quickly expand to 12 locations throughout the state.

For the real estate portion of the business, Esteban established a **Raymond James Bank** line of credit using his securities as collateral. This allows the company to quickly take advantage of attractive buying opportunities that have resulted in residential and commercial developments in the United States and Mexico. Oldest brother David, who has also joined the Varco team, will soon complete a construction project in Tucson, Arizona, that consists of 30 affordable homes. Meanwhile, the company is building an upscale townhome development and a large commercial plaza, both in South Texas, while Esteban is focusing on additional industrial property development in several areas of Mexico.

The growth hasn't stopped there. José is expanding a chain of stores that sells home appliances in Mexico and is importing interior construction materials from China. In addition, both José and Esteban have land in Arizona that is farmed by their brother-in-law. For the Varelas, success has obviously become a true family affair, with the next generation – including a nephew, Clemente – also joining in the business.

"We've reached a point where we're able to enjoy our accomplishments, but we aren't ready to rest," says Esteban. "We're continuing to build our businesses and, even better, involve more of our family. That makes each day even more rewarding for us all."

Growth and Results

Raymond James thrives by adhering to a philosophy centered on conservatism, diversification and commitment to long-term growth.

Total Revenues



$ MILLIONS
2,157
1,830
1,671
1,517 1,498
01 02 03 04 05

Net Income



$ MILLIONS
151
128
96 (b)(c)
86
79
01 02 03 04 05

10-Year Financial Summary

		2005	2004	2003	2002
Operating Results	Gross Revenues	$ 2,156,997,000	$ 1,829,776,000	$ 1,497,571,000	$ 1,517,423,000
	Net Revenues	2,039,208,000	1,781,259,000	1,451,960,000	1,441,088,000
	Net Income	151,046,000	127,575,000	86,317,000	79,303,000
	Net Income Per Share [a]				
	Basic	2.05	1.74	1.19	1.09
	Diluted	2.00	1.72	1.17	1.07
	Weighted Average Common Shares Outstanding – Basic [a]	73,478,000	73,395,000	72,824,000	73,011,000
	Weighted Avg. Common/Common Equivalent Shares Outstanding – Diluted [a]	75,365,000	74,402,000	73,749,000	74,444,000
	Cash Dividends Declared Per Share [a]	.31	.26	.24	.24
Financial Condition	Total Asset	8,358,769,000	7,621,846,000	6,911,638,000	6,040,303,000
	Long-Term Debt	280,784,000 [e]	174,223,000	167,013,000	147,153,000
	Shareholders' Equity	1,241,823,000	1,065,213,000	924,735,000	839,636,000
	Shares Outstanding [a]	75,596,000	73,846,000	72,765,000	73,011,000
	Shareholder's Equity Per Share at End of Period [a]	16.43	14.42	12.71	11.50
		YEAR ENDING 9·30·05	YEAR ENDING 9·24·04	YEAR ENDING 9·26·03	YEAR ENDING 9·27·02

(a) Gives effect to the three-for-two stock split paid on March 24, 2004, as well as stock splits paid on April 2, 1998, and April 3, 1997. (b) Amounts include a $16 million reversal of a legal reserve related to the settlement of the Corporex case. Excluding this reversal, net income was $87,678,000 for the year and basic and diluted net income per share were $1.23 and $1.20, respectively. (c) Includes revenues of $65 million from Raymond James Ltd., which was acquired as of January 1, 2001. Inclusive of amoritization of goodwill, expense related to an employee retention fund, amoritization of a non-compete agreement and interest, the acquisition had a negative impact of $.06 per share diluted.


Financial Assets under Management
$ BILLIONS
27.5
22.3
19.2
15.9
15.5
01 02 03 04 05


Financial Advisors
(INCLUDES INSTITUTIONAL)
4,973 4,996 4,886
4,828
4,799
01 02 03 04 05


Branch Offices
(PRIVATE CLIENT GROUP, EXCLUDING SATELLITES)
1,696 1,680 1,687 1,661
1,587
01 02 03 04 05

2001 (b)(c)	2000	1999	1998	1997	1996
$ 1,670,990,000	$ 1,707,441,000	$ 1,232,206,000	$ 1,082,907,000	$ 927,607,000 (d)	$ 721,752,000
1,442,639,000	1,478,789,000	1,082,712,000	951,898,000	826,266,000 (d)	638,281,000
96,410,000	125,195,000	85,090,000	92,704,000	98,915,000 (d)	65,978,000
1.35	1.80	1.19	1.28	1.39 (d)	.94
1.32	1.78	1.17	1.24	1.36 (d)	.92
71,495,000	69,437,000	47,606,000	48,160,000	47,383,000	46,781,000
73,199,000	70,301,000	48,449,000	49,951,000	48,387,000	47,307,000
.24	.20	.19	.16	.14	.11
6,372,054,000	6,308,816,000	5,030,715,000	3,852,737,000	3,278,645,000	2,566,381,000
147,879,000	98,555,000	44,183,000	44,767,000	12,715,000	12,909,000
770,876,000	650,518,000	558,486,000	509,898,000	423,276,000	326,632,000
72,321,000	69,431,000	70,863,000	72,402,000	71,542,000	70,518,000
10.66	9.37	7.88	7.04	5.91	4.63
YEAR ENDING 9·28·01	YEAR ENDING 9·29·00	YEAR ENDING 9·24·99	YEAR ENDING 9·25·98	YEAR ENDING 9·26·97	YEAR ENDING 9·27·96

(d) Amounts include the $30.6 million gain from the sale of Liberty Investment Management, Inc. Excluding this gain, revenues were $896,961,000, net income was $80,126,000, and basic and diluted income per share would have been $1.13 and $1.11, respectively. (e) Amount includes $68.5 million in mortgage notes payables, $70.0 million in Federal Home Loan Bank advances and $142.3 million in loans related to payable to real estate – owed by variable interest entities which are non-recourse to the Company.

Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

The common stock of Raymond James Financial, Inc. and its subsidiaries (the "Company") is traded on the NYSE under the symbol "RJF." At December 7, 2005, there were approximately 13,000 holders of the Company's common stock. The following table sets forth for the periods indicated the high and low trades for the common stock (as adjusted for the three-for-two stock split in March 2004).

	2005		2004	
	High	**Low**	**High**	**Low**
First Quarter	$ 31.66	$ 23.35	$ 27.54	$ 23.83
Second Quarter	34.21	28.90	26.78	22.85
Third Quarter	31.28	25.88	26.53	23.93
Fourth Quarter	32.19	27.50	26.66	21.77

See Quarterly Financial Information on page 82 for the amount of the quarterly dividends paid.

The Company expects to continue paying cash dividends. However, the payment and rate of dividends on the Company's common stock is subject to several factors including operating results, financial requirements of the Company, and the availability of funds from the Company's subsidiaries, including the broker/dealer subsidiaries, which may be subject to restrictions under the net capital rules of the SEC, NYSE and the IDA; and RJBank, which may be subject to restrictions by federal banking agencies. Such restrictions have never become applicable with respect to the Company's dividend payments. (See Note 18 of the Notes to Consolidated Financial Statements for more information on the capital restrictions placed on RJBank and the Company's broker/dealer subsidiaries).

See Note 15 of the Notes to Consolidated Financial Statements, "Capital Transactions," for information regarding repurchased shares of the Company's common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting "Forward-Looking Statements"

From time to time, the Company may publish "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or make oral statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance, future revenues or earnings, business prospects, projected ventures, new products, anticipated market performance and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company cautions readers that a variety of factors could cause the Company's actual results to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. These risks and uncertainties, many of which are beyond the Company's control, are discussed in the section entitled "Risk Factors" on page 37 of this report. The Company does not undertake any obligation to publicly update or revise any forward-looking statements.

Overview

The following Management's Discussion and Analysis is intended to help the reader understand the results of operations and the financial condition of the Company. Management's Discussion and Analysis is provided as a supplement to, and should be read in conjunction with, the Company's financial statements and accompanying notes to the financial statements.

The Company's results continue to be highly correlated to the direction of the equity markets and are subject to volatility due to changes in interest rates, valuation of financial instruments, economic and political trends, and industry competition. An environment favorable to the Company's success is characterized by a stable political environment, low inflation, low unemployment, upward-trending financial markets and strong business profitability which lead to investor confidence. During 2005, long-term inflation expectations remained low and the Federal Reserve continued its measured and consecutive short-term interest rate increases. The Dow Jones Industrial Average, S&P 500 and NASDAQ indices rose 5%, 11% and 14%, respectively, during the fiscal year. The average monthly volume of shares traded increased 16% over the prior year on both the NYSE and NASDAQ. Corporate earnings have also been generally much stronger than expected, with earnings growth generally in double digits over the prior year. These factors had a positive impact on the levels of equity underwritings and merger and acquisition activity leading to strong results in the Capital Markets Segment. The impact of higher trading volumes and improved investor confidence is reflected in the increase in both the Private Client Group and Capital Markets securities commissions.

Results of Operations – Total Company

The Company currently operates through the following seven business segments: Private Client Group; Capital Markets; Asset Management; Raymond James Bank (RJBank); Emerging Markets; Stock Loan/Borrow and various corporate investments and expenses combined in the "Other" segment. The Other segment previously consisted of what is now three segments: Emerging Markets, Stock Loan/Borrow and Other. Reclassifications have been made in the segment disclosures for fiscal years 2004 and 2003 to conform to the current year presentation.

The following table presents consolidated and segment financial information for the Company for the years indicated:

	Year Ended		
(in 000s)	Sept. 30, 2005	Sept. 24, 2004	Sept. 26, 2003
Total Company			
Revenues	**$ 2,156,997**	**$ 1,829,776**	**$ 1,497,571**
Pre-Tax Earnings	**247,971**	**204,121**	**138,275**
Private Client Group			
Revenues	1,397,578	1,202,368	975,666
Pre-Tax Earnings	102,245	107,122	69,926
Capital Markets			
Revenues	455,151	400,787	330,966
Pre-Tax Earnings	77,333	57,910	37,532
Asset Management			
Revenues	171,916	148,160	123,647
Pre-Tax Earnings	40,841	27,875	18,730
RJBank			
Revenues	45,448	28,104	28,699
Pre-Tax Earnings	14,204	8,824	10,182
Emerging Markets			
Revenues	38,768	27,675	25,576
Pre-Tax Earnings	5,927	4,304	992
Stock Loan/Stock Borrow			
Revenues	31,876	16,372	11,970
Pre-Tax Earnings	5,962	2,135	1,484
Other			
Revenues	16,260	6,310	1,047
Pre-Tax Earnings	1,459	(4,049)	(571)

Year Ended September 30, 2005, Compared with the Year Ended September 24, 2004 – Total Company

The Company had record results for its fiscal year ended September 30, 2005, with both total and net revenues surpassing $2 billion for the first time in the Company's history. Net income of over $150 million was up 18% from the prior year. Driven by robust increases in investment banking revenues (41%) and net interest earnings (48%) combined with solid increases in investment advisory fees (17%) and securities commissions and fees (10%), all three of the Company's largest segments had significantly higher revenues than in the prior year. Capital Markets and Asset Management had even more impressive increases in pre-tax profits (34% and 47%, respectively). Private Client Group earnings were negatively impacted by legal expenses and settlements.

Total firm net revenues increased 14%, while pre-tax, pre-minority interest profits were up 19% over the prior year. Pre-tax profits after consideration of minority interest were up 21% over the prior year.

Year Ended September 24, 2004, Compared with the Year Ended September 26, 2003 – Total Company

Total revenues increased 22% to a record $1.83 billion, as each of the Company's three largest segments contributed to the growth. Net revenues rose 23%, as interest expense grew only 6%. Scattered throughout several segments, net interest earnings continue to be an important source of profits to the Company (see the table on next page). Significantly, the upward trend of the equity markets during most of fiscal 2004 led many individual investors to return to the market, which in turn led to a steady rise in margin debits throughout the year. These balances are the Company's best interest spread product, as the risk is well controlled and they are funded by relatively low-cost client funds awaiting investment. Margin loan growth is largely responsible for the overall 5% improvement in net interest income.

Net Interest Analysis

($ in 000s)	Year Ended Sept. 30, 2005	Sept. 24, 2004	Sept. 26, 2003
Interest Revenue:			
Margin Balances:			
Average Balance	$1,218,486	$1,006,007	$ 887,376
Average Rate	5.6%	4.0%	4.1%
Interest Revenue – Margin Balances	68,125	39,750	36,614
Assets Segregated Pursuant to Federal Regulations:			
Average Balance	2,390,174	2,288,593	2,244,959
Average Rate	2.8%	1.1%	1.2%
Interest Revenue – Segregated Assets	65,847	24,832	27,164
Stock Borrowed:			
Average Balance	1,129,560	1,291,636	908,275
Average Rate	2.4%	1.1%	1.2%
Interest Revenue – Stock Borrowed	27,025	14,625	10,531
Raymond James Bank, FSB Interest Income	45,017	27,318	26,743
Other Interest Revenue	39,548	28,239	26,655
Total Interest Revenue	$245,562	$ 134,764	$ 127,707
Interest Expense:			
Client Interest Program:			
Average Balance	$3,228,443	$2,715,667	$2,667,517
Average Rate	1.8%	0.4%	0.6%
Interest Expense – Client Interest Program	58,486	11,659	15,685
Stock Loaned:			
Average Balance	1,209,181	1,387,818	954,394
Average Rate	1.9%	0.9%	0.9%
Interest Expense – Stock Loaned	22,440	12,405	8,817
Raymond James Bank, FSB Interest Expense	22,020	9,863	10,469
Other Interest Expense	14,843	14,590	10,640
Total Interest Expense	$ 117,789	$ 48,517	$ 45,611
Net Interest Income	$ 127,773	$ 86,247	$ 82,096

The dramatic increase in net interest earnings was largely rate-driven augmented by a healthy 21% increase in average margin balances. The Federal Reserve raised short-term rates by 25 basis points eight times during fiscal 2005. Rising rates contribute to the Company's net interest earnings by increasing spreads earned on cash balances of brokerage clients, at Raymond James Bank and in the securities lending operation. Further, higher rates were earned on the portion of the Company's capital that is invested in interest-bearing instruments.

Results of Operations – Private Client Group

The following table presents consolidated financial information for the Private Client Group segment for the years indicated:

	Year Ended				
($ in 000s)	Sept. 30, 2005	% Incr. (Decr.)	Sept. 24, 2004	% Incr. (Decr.)	Sept. 26, 2003
Revenues:					
Securities Commissions and Fees	$1,132,291	11%	$1,016,001	25%	$811,655
Interest	140,807	97%	71,484	3%	69,507
Financial Service Fees	66,774	12%	59,606	14%	52,374
Other	57,706	4%	55,277	31%	42,130
Total Revenue	1,397,578	16%	1,202,368	23%	975,666
Interest Expense	60,796	368%	12,996	(24%)	17,025
Net Revenues	1,336,782	12%	1,189,372	24%	958,641
Non-Interest Expenses:					
Sales Commissions	825,889	12%	735,194	27%	578,786
Admin & Incentive Comp and Benefit Costs	207,368	11%	187,469	16%	161,784
Communications and Information Processing	49,183	25%	39,387	5%	37,431
Occupancy and Equipment	46,114	-	46,197	10%	41,957
Business Development	41,719	11%	37,602	20%	31,447
Clearance and Other	65,166	75%	37,158	(2%)	37,929
Total Non-Interest Expenses	1,235,439	14%	1,083,007	22%	889,334
Income before Taxes and Minority Interest	101,343	(5%)	106,365	53%	69,307
Minority Interest	(902)		(757)		(619)
Pre-Tax Earnings	$ 102,245	(5%)	$ 107,122	53%	$ 69,926
Margin on Net Revenue	7.6%		9.0%		7.3%

Year Ended September 30, 2005, Compared with the Year Ended September 24, 2004 – Private Client Group

The Private Client Group's (PCG) results reflect an 11% increase in commission and fee revenue. Due to the continued process of upgrading the Company's financial advisor population, which encompassed the termination of lower producers, the net increase in the number of financial advisors was only 2%. The Company's branding campaign, which has increased the visibility of the firm name, and the promotion of the AdvisorChoice[SM] platform for financial advisors has helped to increase financial advisor interest in the Company. In particular, the employee firm, Raymond James & Associates (RJA), had strong recruiting results in the latter half of the year as the Company benefited from industry consolidation. Most of the increase in commission and fee revenue is attributable to the increased average production of financial advisors and was close to the Company's goal of a 10% increase per year. Further productivity gains may be expected, provided the market conditions remain favorable, as newly recruited financial advisors complete the transition of their accounts and existing financial advisors grow their businesses.

While average margin balances increased 21% for the fiscal year, interest revenues within PCG increased 97% as a result of rising short-term interest rates, which also led to higher than normal spreads. Accordingly, PCG net interest earnings increased 37%, and represented nearly 80% of this segment's earnings.

Commission expense grew ratably with commission and fee revenue. Increased administrative compensation costs include cost of living raises, a 6% increase in employee headcount and increased incentive compensation and benefit plan accruals related to increased corporate profitability. Communications and Information Processing expense increased as the Company continues its efforts to provide state-of-the-art technology to its financial advisors. Business Development expense includes the marketing expenditures to promote the AdvisorChoice platform to prospective financial advisors and the Company's branding efforts – including a new television ad and increased air time. These efforts, combined with the stadium naming rights for the Tampa Bay Buccaneers football stadium, have increased the Company's name recognition nationwide. Business Development expense also includes increased travel expenses related to recruiting efforts and increased attendance at sales and education conferences. Other expense continues to be dominated by legal expenses and settlements.

PCG margins, which were 7.6% in fiscal 2005, were negatively impacted by the losses in the early stage, independent contractor joint venture in the United Kingdom, relatively low margins in the Private Client Group in Raymond James Ltd. (RJ Ltd.) (as they grow their independent contractor division) and historically high legal costs and settlements, which has had an estimated 1.5% to 2% impact on PCG margins in each of the past two years.

Year Ended September 24, 2004, Compared with the Year Ended September 26, 2003 – Private Client Group

The 25% increase in PCG commission revenues was attributable to the combination of several factors. First, there was a modest net increase in financial advisor headcount of 118, or 2.5%, to 4,929 in the Company's wholly owned subsidiaries. More important, the process of upgrading the sales force by releasing lower producers continued in earnest. Thus, the overall composition of the sales force was improved from the prior year. Finally, there were 7½ months of strong market activity during 2004 as compared to approximately six strong months in 2003. The aforementioned improved quality of the sales force amplified the effect on revenues of the longer duration of good market conditions.

The improved interest spread was due to the steady rise in margin debits throughout the year. The increase in financial service fees was a result of the increased number of transaction fees from trades in fee-based accounts and a higher amount of IRA fees as the number of such accounts grew. Other revenues increased due to higher mutual fund networking fees and greater meeting sponsorship revenues.

Administrative compensation costs reflect increased home office staffing in the domestic independent contractor subsidiary and higher incentive compensation accruals as profits were significantly improved. Business development expenses rose due primarily to the cost of promoting the AdvisorChoice platform. Most notably, other expenses, including legal expenses and reserves, declined by one third from the prior year.

As is the case in all of the Company's major businesses, there is significant operating leverage in the PCG, particularly with increases in financial advisor average production. Accordingly, the 24% increase in net revenues led to a surge in pre-tax income of 53%.

Results of Operations – Capital Markets

The following table presents consolidated financial information for the Capital Markets segment for the years indicated:

	Year Ended				
($ in 000s)	Sept. 30, 2005	% Incr. (Decr.)	Sept. 24, 2004	% Incr. (Decr.)	Sept. 26, 2003
Revenues:					
Institutional Sales Commissions:					
Equity	$193,001	11%	$174,464	59%	$109,417
Fixed Income	66,431	(14%)	77,102	(30%)	109,841
Underwriting Fees	77,900	47%	53,142	66%	32,057
Mergers & Acquisitions Fees	42,576	94%	21,928	11%	19,676
Private Placement Fees	5,338	(46%)	9,958	28%	7,758
Trading Profits	19,089	(7%)	20,579	22%	16,929
Raymond James Tax Credit Funds	26,630	30%	20,513	26%	16,333
Interest	20,847	45%	14,329	2%	14,034
Other	3,339	(62%)	8,772	78%	4,921
Total Revenue	455,151	14%	400,787	21%	330,966
Interest Expense	19,838	72%	11,543	24%	9,312
Net Revenues	435,313	12%	389,244	21%	321,654
Non-Interest Expenses:					
Sales Commissions	99,223	10%	90,184	1%	89,227
Admin & Incentive Comp and Benefit Costs	197,170	11%	177,168	35%	131,713
Communications and Information Processing	24,071	3%	23,447	4%	22,485
Occupancy and Equipment	12,563	3%	12,252	(5%)	12,837
Business Development	18,995	6%	17,957	18%	15,259
Clearance and Other	14,395	39%	10,345	(18%)	12,601
Total Non-Interest Expense	366,417	11%	331,353	17%	284,122
Income before Taxes and Minority Interest	68,896	19%	57,891	54%	37,532
Minority Interest	(8,437)		(19)		-
Pre-Tax Earnings	$ 77,333	34%	$ 57,910	54%	$ 37,532

Year Ended September 30, 2005, Compared with the Year Ended September 24, 2004 – Capital Markets

Institutional commissions were relatively flat, with equity commissions up 11% and fixed income commissions down 14%, as trends established in the prior year continued. Although the number of managed/co-managed corporate underwritings was nearly flat, underwriting fees were up 47% as a result of an increased average deal size and a greater number of lead managed deals. Merger and acquisition fees nearly doubled from fiscal 2004. Equity Capital Markets has nine strategic business units; real estate, energy and healthcare were the strongest performers during fiscal 2005. These record investment banking results contribute significantly to the firm's profits, as incremental revenues produce a high margin.

Raymond James Tax Credit Funds, Inc. (RJTCF) revenues were up 30% and contributed $5 million to the segment's pre-tax profits. RJTCF syndicates real estate partnerships that qualify for federal and state low income housing tax credits. During fiscal 2005, RJTCF invested over $250 million for institutional investors in 93 real estate transactions compared to $206 million in 80 deals in fiscal 2004.

Interest expense, the expense associated with carrying the fixed income trading inventory, was up due to increased interest rates. Non-interest expense was up 11% – with 83% of that increase related to compensation. The remaining expenses were relatively flat.

Year Ended September 24, 2004, Compared with the Year Ended September 26, 2003 – Capital Markets

Despite a significant decline in fixed income sales volume, the unprecedented activity levels of the Equity Capital Markets operations propelled this segment to record revenues and profits. Most notably, the Company was lead or co-manager for 120 public offerings for the year, nearly double the number in 2003, as market conditions were conducive for several of the industries on which these efforts are focused. This deal flow was a major contributing factor to the increase in institutional equity sales commissions. The decline in fixed income commissions reflects investors' hesitancy to commit funds while anticipating a rising interest rate environment. The rise in interest expense represents the financing costs of the higher average fixed income inventory balances.

Commission expense was nearly flat despite the 15% rise in commission revenues as fixed income commissions carry a higher payout than equities. The increase in administrative expense is primarily attributable to higher profit-based incentive compensation in equity capital markets departments. The operating leverage in this segment was dramatic as the average production of institutional equity salespeople, sales traders and investment bankers rose sharply. As a result, record profits of $57.9 million were 54% higher than in the prior year.

Results of Operations – Asset Management

The following table presents consolidated financial information for the Asset Management segment for the years indicated:

	Year Ended				
($ in 000s)	Sept. 30, 2005	% Incr. (Decr.)	Sept. 24, 2004	% Incr. (Decr.)	Sept. 26, 2003
Revenues:					
Investment Advisory Fees	$151,001	17%	$128,696	23%	$105,015
Other	20,915	7%	19,464	4%	18,632
Total Revenue	171,916	16%	148,160	20%	123,647
Expenses:					
Admin & Incentive Comp and Benefit Costs	60,318	10%	54,776	25%	43,970
Communications and Information Processing	14,803	4%	14,284	12%	12,721
Occupancy and Equipment	4,170	19%	3,502	11%	3,150
Business Development	7,331	33%	5,493	5%	5,250
Other	43,730	5%	41,575	5%	39,635
Total Expenses	130,352	9%	119,630	14%	104,726
Income before Taxes and Minority Interest	41,564	46%	28,530	51%	18,921
Minority Interest	723		655		191
Pre-Tax Earnings	$ 40,841	47%	$ 27,875	49%	$ 18,730

The following table presents assets under management at the dates indicated:

($ in 000s)	Sept. 30, 2005	% Incr. (Decr.)	Sept. 24, 2004	% Incr. (Decr.)	Sept. 26, 2003
Assets under Management:					
Eagle Asset Mgmt., Inc.					
Retail	$ 4,719,275	25%	$ 3,761,898	23%	$ 3,051,468
Institutional	6,823,906	34%	5,080,713	22%	4,149,000
Total Eagle	11,543,181	31%	8,842,611	23%	7,200,468
Heritage Family of Mutual Funds					
Money Market	6,058,612	0%	6,071,532	(7%)	6,516,443
Other	2,534,975	28%	1,983,580	22%	1,629,363
Total Heritage	8,593,587	7%	8,055,112	(1%)	8,145,806
Raymond James Consulting Services	6,573,448	37%	4,810,935	32%	3,653,276
Awad Asset Management	1,222,199	(9%)	1,349,040	50%	901,224
Freedom Accounts	2,496,772	153%	988,010	108%	475,465
	30,429,187	27%	24,045,708	18%	20,376,239
Less: Assets Managed for Affiliated Entities	(2,936,804)	70%	(1,728,788)	52%	(1,134,555)
Total Assets Under Management	$27,492,383	23%	$22,316,920	16%	$19,241,684

Year Ended September 30, 2005, Compared with the Year Ended September 24, 2004 – Asset Management

Investment advisory fees increased roughly 17%. Due to the billing schedules this increase does not correlate directly to the increase in average assets under management. Approximately one-half of the Company's assets under management are billed based on beginning-of-quarter balances and slightly less than one-third are billed based on average daily balances. The remaining assets under management are predominantly billed based on end-of-quarter balances. The overall growth of managed equity programs was the aggregate result of strong net sales and market appreciation. Eagle Asset Management has several portfolio managers with strong performance records and the firm has been successful in winning a growing number of institutional accounts. Accordingly, assets managed for institutional accounts increased 34% over the prior year. Several of the same portfolio managers also manage portfolios for the Heritage Asset Management mutual fund family. Assets in these funds, excluding the money market funds, increased 28% over the prior year.

In addition to Eagle portfolio managers, the asset management division of RJA offers 30 independent investment advisors to the Company's clients through its Raymond James Consulting Services program. Assets managed within this program have increased 37% over the prior year. The Company has also seen significant growth (153%) in its managed mutual fund product (Freedom) as this concept is extremely popular with financial advisors and clients.

Expense growth in this segment was a modest 9%, primarily reflecting increased personnel costs related to profit-based incentive compensation and increased business development expenses related to increased travel and proposal costs. Other expense is predominantly fees paid to outside money managers. With the capacity to increase assets under management significantly in certain disciplines without significant additional costs, there is a higher degree of leverage in this segment and management has a positive outlook on its prospects, provided market conditions do not deteriorate and performance results remain strong.

Year Ended September 24, 2004, Compared with the Year Ended September 26, 2003 – Asset Management

Investment advisory fees rose at a rate higher than that of assets under management primarily because the increase in assets consisted entirely of equity accounts, which bear a higher management fee than fixed income and money market assets. In addition, the Company earned approximately $930,000 more in performance fees from managed hedge funds than in the prior year. Money market fund balances were the only category that declined, as investors gained confidence in the equity markets and shifted some of these funds accordingly.

The increase in administrative expense relates primarily to performance based and profit-based incentive compensation accruals. Once again, operating leverage was evident as a modest increase in revenues led to significant rise in pre-tax income.

Results of Operations – RJBank

The following table presents consolidated financial information for RJBank for the years indicated:

	Year Ended				
($ in 000s)	Sept. 30, 2005	% Incr. (Decr.)	Sept. 24, 2004	% Incr. (Decr.)	Sept. 26, 2003
Interest Income and Expense:					
Interest Income	$45,017	65%	$27,318	2%	$26,743
Interest Expense	22,020	123%	9,863	(6%)	10,469
Net Interest Income	22,997	32%	17,455	7%	16,274
Other Income	431	(45%)	786	(60%)	1,956
Net Revenues	23,428	28%	18,241	0%	18,230
Non-Interest Expense:					
Employee Compensation and Benefits	5,388	15%	4,686	11%	4,237
Communications and Information Processing	799	5%	758	55%	488
Occupancy and Equipment	478	38%	347	(18%)	422
Other	2,559	(29%)	3,626	25%	2,901
Total Non-Interest Expense	9,224	(2%)	9,417	17%	8,048
Pre-Tax Earnings	$14,204	61%	$ 8,824	(13%)	$10,182

Year Ended September 30, 2005, Compared with the Year Ended September 24, 2004 – RJBank

Interest revenue and expense increased due to the combination of balance sheet growth and rising interest rates during the year. As a result, net interest income increased 32% to $23 million for fiscal 2005 vs. $17.5 million in fiscal 2004. The increase in loans receivable was predominantly in purchased residential mortgage loan pools, and therefore did not require significant increases in costs, with total non-interest expense actually declining 2%. This decrease is primarily the net impact of a decline in the provision for loan losses. The provision for loan losses is directly correlated to the net increase in loans outstanding and the mix of such loans.

RJBank has become, and is expected to grow into, a more significant segment within the Company during the next several years. RJF contributed an additional $80 million in equity capital to RJBank in fiscal 2005 allowing RJBank to begin to grow its asset base in preparation for offering an improved deposit alternative for certain brokerage accounts. The Company currently offers customers the option of sweeping their cash awaiting investment to the Heritage Cash Trust (the money market fund managed by Heritage Asset Management) or leaving the cash in the broker/dealer – in the Client Interest Program. RJBank anticipates offering customers a competitive option beginning in late fiscal 2006. The clients will receive an equivalent money market interest rate in the bank account and their accounts will have FDIC insurance. This program is not expected to have a significant impact on the results of operations in fiscal 2006.

Year Ended September 24, 2004, Compared with the Year Ended September 26, 2003 – RJBank

The improvement in net interest income was a result of further progress in loan growth as a percentage of total assets. The decline in other income reflects the slowdown of refinancing activity, which led to fewer mortgage originations and lower fees from the subsequent sales of originated fixed rate loans.

The increase in other expense encompasses a higher provision for loan losses due to the increased levels of purchased whole loan pools and outstanding commercial loan balances.

RJBank's policy is to maintain a substantially duration-matched portfolio of assets and liabilities. As the vast majority of liabilities are floating rate demand deposits, certain asset purchases are hedged through entering into interest rate swap contracts. Interest spreads have been negatively impacted by the effect of interest rate swaps which were put in place several years ago to hedge fixed rate assets against interest rate increases; substantially all of these contracts expire by the end of calendar 2005.

The combination of the factors discussed above resulted in a 13% decline in pre-tax income. As mentioned in previous years, current results are negatively impacted during periods of significant net loan growth as a provision for loan losses is recorded in the period of origination or purchase, while the benefit of the higher interest earnings is recognized over subsequent periods.

Results of Operations – Emerging Markets

($ in 000s)	Year Ended Sept. 30, 2005	% Incr. (Decr.)	Sept. 24, 2004	% Incr. (Decr.)	Sept. 26, 2003
Revenues:					
Securities Commissions and Fees	$29,309	39%	$21,146	(8%)	$23,011
Investment Advisory Fees	2,890	45%	1,991	-	-
Interest Income	1,919	83%	1,048	1,105%	87
Trading Profits	3,141	105%	1,530	456%	275
Other	1,509	(23%)	1,960	(11%)	2,203
Total Revenues	38,768	40%	27,675	8%	25,576
Interest Expense	497	26%	396	2,946%	13
Net Revenues	38,271	40%	27,279	7%	25,563
Non-Interest Expense:					
Compensation Expense	19,758	25%	15,798	1%	15,670
Other Expense	10,294	96%	5,248	(32%)	7,769
Total Expense	30,052	43%	21,046	(10%)	23,439
Minority Interest	2,292		1,929		1,132
Pre-Tax Earnings	$ 5,927	38%	$ 4,304	334%	$ 992

Year Ended September 30, 2005, Compared with the Year Ended September 24, 2004 – Emerging Markets

This segment consists of the results of the Company's joint ventures in India, Argentina and Turkey. Commission revenues increased by $6.5 million in Turkey, while the related compensation expense increased $3.7 million.

Results of Operations – Stock Loan/Borrow

	Year Ended				
($ in 000s)	Sept. 30, 2005	% Incr. (Decr.)	Sept. 24, 2004	% Incr. (Decr.)	Sept. 26, 2003
Interest Income and Expense:					
Interest Income	$ 31,876	95%	$ 16,372	37%	$ 11,970
Interest Expense	22,873	84%	12,405	41%	8,817
Net Interest Income	**9,003**	**127%**	**3,967**	**26%**	**3,153**
Other	3,041	66%	1,832	10%	1,669
Pre-Tax Earnings	$ 5,962	179%	$ 2,135	44%	$ 1,484

Year Ended September 30, 2005, Compared with the Year Ended September 24, 2004 – Stock Loan/Borrow

The Company's stock borrow balances averaged $1,129,560 during fiscal year 2005 vs. $1,291,636 in fiscal 2004. As the Company's stock loan business is predominantly a matched book business, stock loan balances were similar. Average spreads increased from .2% in fiscal 2004 to .5% in 2005 largely due to rising interest rates, resulting in a 127% increase in net interest income. The business is well leveraged, resulting in a 179% increase in pre-tax profits.

Results of Operations – Other

The following table presents consolidated financial information for the Other segment for the years indicated:

	Year Ended				
($ in 000s)	Sept. 30, 2005	% Incr. (Decr.)	Sept. 24, 2004	% Incr. (Decr.)	Sept. 26, 2003
Revenues:					
Interest Income	$ 4,638	13%	$ 4,088	18%	$ 3,468
Other	11,622	423%	2,222	192%	(2,421)
Total Revenues	16,260	158%	6,310	503%	1,047
Other Expense	14,801	43%	10,359	540%	1,618
Pre-Tax Earnings (Loss)	$ 1,459	136%	$ (4,049)	(609%)	$ (571)

Year Ended September 30, 2005, Compared with the Year Ended September 24, 2004 – Other

The interest revenue in this segment represents the earnings on the portion of the Company's capital that is invested in interest-bearing instruments. The segment also includes the investment results from the private equity investments made at the corporate level, including 30 partnerships managed independently of Raymond James and two managed by Raymond James subsidiaries. Expenses are predominately executive incentive compensation expense, which increased due to improved corporate earnings.

Year Ended September 24, 2004, Compared with the Year Ended September 26, 2003 – Emerging Markets, Stock Loan/Borrow and Other

Net interest income improved as securities lending balances were much higher than in the prior year and the balance of free cash was also higher, enough so that the parent company's term loan ($50 million balance at payoff) was repaid in August 2004, more than a year ahead of maturity. Other income reflects the improved performance of the Company's consolidated joint ventures in emerging markets, particularly in Turkey.

Statement of Financial Condition Analysis

The Company's statement of financial condition consists primarily of cash and cash equivalents (a large portion of which are segregated for customers), receivables and payables. The statement of financial condition is primarily liquid in nature, providing the Company with flexibility in financing its business. Total assets of $8.4 billion at September 30, 2005, were up 10% over September 24, 2004. This increase is made up of increases in cash, receivables from brokerage and bank clients and an increase in the assets held by consolidated variable interest entities (VIEs) net of a decline in stock borrowed balances. The assets of the consolidated VIEs include cash, other receivables and investments in real estate partnerships. Total liabilities have increased 8% since the prior fiscal year end. This increase is made up of increased payables to brokerage and bank clients, and an increase in the loans payable of the consolidated VIEs net of the decrease in stock loaned. The gross assets and liabilities of the consolidated VIEs are expected to increase as the tax credit fund business grows and establishes additional multi-investor funds. This growth is expected to have a minimal net impact on the Company. The broker/dealer gross assets and liabilities, including stock loan/stock borrow, receivables and payables from/to brokers, dealers and clearing organizations and clients fluctuate with the Company's business levels and overall market conditions.

Liquidity and Capital Resources

Net cash provided by operating activities during fiscal 2005 was approximately $434 million. Cash was provided by earnings and increased brokerage client cash balances. This increase in cash was offset by increased receivables from clients arising from normal cash and margin transactions and fees receivable. Cash was also impacted by investments in real estate partnerships held by VIEs. Since the Company's ownership interest in these VIEs range from .01% to 1%, the net cash impact was offset by the change in minority interest. The remainder of the cash used is attributed to the net fluctuations in various other asset and liability accounts.

Investing activities used $323 million in cash, which is primarily due to loans originated and purchased by RJBank, the purchases of available for sale securities, and capital expenditures, net of loan repayments and the maturation and repayments of available for sale securities.

Financing activities provided $354 million, the result of an increase in deposits at RJBank and proceeds from borrowed funds related to VIEs, net of the payment of cash dividends.

The Company has loans payable consisting primarily of a $70 million mortgage on its headquarters office complex, a $1.1 million mortgage on the office of a foreign joint venture, and $70 million in Federal Home Loan Bank (FHLB) advances at RJBank. In addition, the Company and its subsidiaries have the following lines of credit: RJF has a committed $100 million line of credit, RJA has uncommitted bank lines of credit aggregating $435 million with commercial banks, Raymond James Credit Corporation has a line of credit for $25 million, and RJ Ltd. has a CDN$40 uncommitted million line of credit. The committed RJF line of credit was increased to $200 million from $100 million on October 13, 2005. At September 30, 2005, the Company had approximately $5.3 million in outstanding loans against these lines of credit. Additionally, RJBank had $325 million in credit available from the FHLB at September 30, 2005.

The Company has committed a total of $34.9 million, in amounts ranging from $200,000 to $1.5 million, to 36 different independent venture capital or private equity partnerships. As of September 30, 2005, the Company has invested $26.8 million of that amount. Additionally, the Company is the general partner in two internally sponsored private equity limited partnerships to which it has committed $14 million. Of that amount, the Company has invested $10.7 million as of September 30, 2005.

Management has been authorized by the Board of Directors to repurchase its common stock at their discretion for general corporate purposes. There is no formal stock repurchase plan at this time. In May 2004, the Board authorized the repurchase of up to $75 million of shares. As of September 30, 2005, the unused portion of this authorization was $73.1 million.

The Company has committed to lend to or guarantee obligations of its wholly owned subsidiary, RJ Tax Credit Funds, Inc. (RJTCF), of up to $90 million upon request, subject to certain limitations as well as annual review and renewal. RJTCF borrows in order to invest in partnerships which purchase and develop properties qualifying for tax credits. These investments in project partnerships are then sold to various tax credit funds, which have third party investors, that RJTCF serves as the managing member or general partner. RJTCF typically sells these investments within 90 days of their acquisition, and the proceeds from the sales are used to repay RJTCF borrowings. Additionally, RJTCF may make short-term loans or advances to project partnerships on behalf of the tax credit funds in which it serves as managing member or general partner. At September 30, 2005, guarantees outstanding to various tax credit funds totaled $1.1 million and cash funded to invest in either loans or investments in project partnerships was $40.9 million. In addition, at September 30, 2005, RJTCF is committed to additional future fundings of $6.5 million related to project partnerships that have not yet been sold to various tax credit funds.

The Company is the lessor in two leveraged commercial aircraft transactions with two major domestic airlines (Delta and Continental). The Company's ability to realize its expected return is dependent upon the airlines' ability to fulfill their lease obligations. In the event that the airlines default on their lease commitments and the Trustees for the debt holders are unable to re-lease or sell the planes with adequate terms, the Company would suffer a loss of some or all of its investment. Delta Airlines filed for bankruptcy protection on September 14, 2005. Accordingly, the Company recorded a $6.5 million pre-tax charge to fully reserve the balance of its investment in the leveraged lease of an aircraft to Delta. The Company had taken a $4 million pre-tax charge in the prior year to partially reserve for this investment. No amount of these charges represents a cash expenditure; however, in the event of a material modification to the lease or foreclosure of the aircraft by the debt holders, certain tax payments of up to approximately $8.7 million could be accelerated. The expected tax payments are currently reflected on the statement of financial condition as a deferred tax liability and are not expected to result in a further charge to earnings. The Company also has an outstanding leveraged lease with Continental valued at $11.8 million as of September 30, 2005. To date, Continental remains current on its lease payments to the Company. Given the difficult economic environment for the airline industry, the Company is closely monitoring this investment for specific events or circumstances that would allow reasonable estimation of any potential impairment and accelerated tax liability.

The Company's broker/dealer subsidiaries are subject to requirements of the SEC and the IDA relating to liquidity and capital standards. The domestic broker/dealer subsidiaries of the Company are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. RJA, a member firm of the NYSE, is also subject to the rules of the NYSE, whose requirements are substantially the same. Rule 15c3-1 requires that aggregate indebtedness, as defined, not to exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement," which both RJA and RJFS have elected. It requires that minimum net capital, as defined, be equal to the greater of $250,000 or two percent of Aggregate Debit Items arising from client transactions. The NYSE may require a member firm to reduce its business if its net capital is less than four percent of Aggregate Debit Items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of Aggregate Debit Items. Both RJA and RJFS had excess capital as of September 30, 2005.

RJ Ltd. is subject to the Minimum Capital Rule (By-Law No. 17 of the IDA) and the Early Warning System (By-Law No. 30 of the IDA). The Minimum Capital Rule requires that every member shall have and maintain at all times Risk Adjusted Capital greater than zero calculated in accordance with Form 1 (Joint Regulatory Financial Questionnaire and Report) and with such requirements as the Board of Directors of the IDA may from time to time prescribe. Insufficient Risk Adjusted Capital may result in suspension from membership in the stock exchanges or the IDA. The Early Warning System is designed to provide advance warning that a member firm is encountering financial difficulties. This system imposes certain sanctions on members who are designated in Early Warning Level 1 or Level 2 according to its capital, profitability, liquidity position, frequency of designation or at the discretion of the IDA. Restrictions on business activities and capital transactions, early filing requirements, and mandated corrective measures are sanctions that may be imposed as part of the Early Warning System. RJ Ltd. was not in Early Warning Level 1 or Level 2 during fiscal 2005 or 2004.

RJBank is subject to various regulatory and capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, RJBank must meet specific capital guidelines that involve quantitative measures of RJBank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. RJBank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require RJBank to maintain minimum amounts and ratios of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of September 30, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

Critical Accounting Policies

The Company's financial statements and accompanying notes are prepared in accordance with U.S. GAAP. The following is a summary of the Company's critical accounting policies. For a full description of these and other accounting policies, see Note 1 of the Notes to the Consolidated Financial Statements. The Company believes that of its significant accounting policies, those described below involve a high degree of judgment and complexity. These critical accounting policies require estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the consolidated financial statements. Due to their nature, estimates involve judgments based upon available information. Actual results or amounts could differ from estimates and the difference could have a material impact on the consolidated financial statements. Therefore, understanding these policies is important in understanding the reported results of operations and the financial position of the Company.

Valuation of Securities and Other Assets

"Trading securities" and "Available for sale securities" are reflected in the Consolidated Statement of Financial Condition at fair value or amounts that approximate fair value. In accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," unrealized gains and losses related to these financial instruments are reflected in net earnings or other comprehensive income, depending on the underlying purpose of the instrument. The following table presents the Company's trading and available for sale securities segregated into cash (i.e., non-derivative) trading instruments, derivative contracts and available for sale securities:

	Sept. 30, 2005	
	Financial Instruments Owned at Fair Value	**Financial Instruments Sold but Not Yet Purchased at Fair Value**
(in 000s)		
Cash Trading Instruments	$ 346,884	$ 132,107
Derivative Contracts	12,795	2,488
Available for Sale Securities	187,549	-
Total	$ 547,228	$ 134,595

Cash Trading Instruments and Available for Sale Securities

When available, the Company uses prices from independent sources such as listed market prices, or broker or dealer price quotations to derive the fair value of the instruments. For investments in illiquid, privately held or other securities that do not have readily determinable fair values, the Company uses estimated fair values as determined by management.

The following table presents the carrying value of cash trading, available for sale securities, and derivative contracts for which fair value is measured based on quoted prices or other independent sources versus those for which fair value is determined by management:

	Sept. 30, 2005	
	Financial Instruments Owned at Fair Value	**Financial Instruments Sold but Not Yet Purchased at Fair Value**
(in 000s)		
Fair Value Based on Quoted Prices and Independent Sources	$ 530,341	$ 132,107
Fair Value Determined by Management	16,887	2,488
Total	$ 547,228	$ 134,595

Derivative Contracts

Fair value for derivative contracts are obtained from pricing models that consider current market and contractual prices for the underlying financial instruments, as well as time value and yield curve or volatility factors underlying the positions.

Investment in Leveraged Leases

The Company is the lessor in two leveraged commercial aircraft transactions with two major domestic airlines (Delta and Continental). The Company's ability to realize its expected return is dependent upon the airlines' ability to fulfill its lease obligations. In the event that the airlines default on their lease commitments and the Trustees for the debt holders are unable to re-lease or sell the planes with adequate terms, the Company would suffer a loss of some or all of its investment. Delta Airlines filed for bankruptcy protection on September 14, 2005. Accordingly, the Company recorded a $6.5 million pre-tax charge to fully reserve the balance of its investment in the leveraged lease of an aircraft to Delta. The Company took a $4 million pre-tax charge in the prior year to partially reserve for this investment. No amount of these charges represents cash expenditure; however, in the event of a material modification to the lease or foreclosure of the aircraft by the debt holders, certain tax payments of up to approximately $8.7 million could be accelerated. The expected tax payments are currently reflected on the statement of financial condition as a deferred tax liability and are not expected to result in a further charge to earnings.

The Company also has an outstanding leveraged lease with Continental valued at $11.8 million as of Sept. 30, 2005. The Company's equity investment represented 20% of the aggregate purchase price; the remaining 80% was funded by public debt issued in the form of equipment trust certificates. The residual value of the aircraft at the end of the lease term of approximately 17 years is projected to be 15% of the original cost. This lease expires in September 2013.

Although Continental remains current on its lease payments to the Company, the inability of Continental to make its lease payments, or the termination of the lease through a bankruptcy proceeding, could result in the write-down of the Company's investment and the acceleration of certain income tax payments. Given the difficult economic environment for the airline industry, the Company is closely monitoring this investment for specific events or circumstances that would allow reasonable estimation of any potential impairment.

Goodwill

Intangible assets consist predominantly of goodwill related to the acquisitions of Roney & Co. (now part of RJA) and Goepel McDermid, Inc. (now called Raymond James Ltd.). This goodwill, totaling $63 million, was allocated to the reporting units within the Private Client Group and Capital Markets segments pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. In accordance with SFAS No. 142, indefinite-life intangible assets and goodwill are not amortized.

The Company reviews its goodwill in order to determine whether its value is impaired on at least an annual basis. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. When available, the Company uses recent, comparable transactions to estimate the fair value of the respective reporting units. The Company calculates an estimated fair value based on multiples of revenues, earnings and book value of comparable transactions. However, when such comparable transactions are not available or have become outdated, the Company uses discounted cash flow scenarios to estimate the fair value of the reporting units. As of September 30, 2005, goodwill had been allocated to the Private Client Group of RJA, and both the Private Client Group and Capital Markets segments of RJ Ltd. As of the most recent impairment test, the Company determined that the carrying value of the goodwill for each reporting unit had not been impaired. However, changes in current circumstances or business conditions could result in an impairment of goodwill. As required, the Company will continue to perform impairment testing on an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Reserves

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount; if not determinable, the Company accrues at least the minimum of the range of probable loss.

The Company records reserves related to legal proceedings in "other payables." Such reserves are established and maintained in accordance with SFAS No. 5, "Accounting for Contingencies," and Financial Interpretation No. 14. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of an employee of the Company; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Lastly, each case is reviewed to determine if it is probable that insurance coverage will apply, in which case the reserve is reduced accordingly. Any change in the reserve amount is recorded in the consolidated financial statements and is recognized as a charge/credit to earnings in that period.

The Company also records reserves or allowances for doubtful accounts related to client receivables and loans. Client receivables at the broker/dealers are generally collateralized by securities owned by the brokerage clients. Therefore, when a receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker/dealer price quotations.

Client loans at RJBank are generally collateralized by real estate or other property. RJBank provides for both an allowance for losses in accordance with SFAS No. 5, "Accounting for Contingencies," and a reserve for individually impaired loans in accordance with SFAS No. 114, "Accounting by a Creditor for Impairment of a Loan." The calculation of the SFAS No. 5 allowance is subjective as management segregates the loan portfolio into different classes and assigns each class an allowance percentage based on the perceived risk associated with that class of loans. The factors taken into consideration when assigning the reserve percentage to each class include estimates of borrower default probabilities and collateral values; trends in delinquencies; volume and terms; changes in geographic distribution, lending policies, local, regional, and national economic conditions; concentrations of credit risk and past loss history. In addition, the Company provides for potential losses inherent in RJBank's unfunded lending commitments using the criteria above, further adjusted for an estimated probability of funding. For individual loans identified as impaired, RJBank measures impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. At September 30, 2005, the amortized cost of all RJBank loans was $1.0 billion and an allowance for loan losses of $7.6 million was recorded against that balance. The allowance for loan losses is approximately 0.76% of the amortized cost of the loan portfolio.

The Company also makes loans or pays advances to financial advisors, primarily for recruiting and retention purposes. The Company provides for an allowance for loan losses on such receivables based on historical collection experience. Additionally, the Company provides for a specific reserve on these receivables if a financial advisor is no longer associated with the Company and it is determined that it is probable the amount will not be collected. At September 30, 2005 the receivable from financial advisors was $70.1 million, which is net of an allowance of $9.2 million for estimated uncollectibility.

Income Taxes

SFAS No. 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the Company's financial position, results of operations, or cash flows.

Effects of Recently Issued Accounting Standards

In June 2005, the Financial Accounting Standards Board (FASB) ratified the consensus reached by the Emerging Issues Task Force (EITF) in Issue 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" on the guidance on how general partners in a limited partnership should determine whether they control a limited partnership. This consensus is effective for general partners of all new limited partnerships formed, and for existing limited partnerships for which the partnership agreements are modified, subsequent to the date of the ratification of this consensus (June 29, 2005). The guidance in this issue is effective for existing partnerships no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The Company adopted this EITF for partnerships created after June 29, 2005 and is currently evaluating the potential impact of this EITF for partnerships created prior to June 29, 2005.

In December 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123R (revised 2004), "Share-Based Payment." This statement requires the recognition in an employer's financial statements of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. It also requires the cost to be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). SFAS No. 123R replaces SFAS No. 123 and supersedes APB Opinion No. 25, and its related interpretations. In March 2005, the SEC released Staff Accounting Bulletin 107, Share-Based Payment, which expresses views of the SEC Staff about the application of SFAS No. 123R. In April 2005 the SEC amended the effective date of SFAS No. 123R to allow an SEC registrant to implement this statement at the beginning of its next fiscal year, beginning after June 15, 2005. The adoption of this statement will not have a material impact on the Company's consolidated financial statements given that it adopted the fair value recognition provisions of SFAS No. 123 effective September 28, 2002.

In March 2004, the FASB ratified the consensus reached by the EITF in Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" on the guidance to be used in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This consensus ratified by the FASB in March 2004 was effective for other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. However, the guidance contained in paragraphs 10–20 of EITF 03-1, related to determining whether an impairment is other-than-temporary and measuring the related impairment loss, has been delayed by FASB Staff Position (FSP) EITF Issue 03-1-1, "Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1." The delay of the effective date for paragraphs 10–20 will be superseded concurrent with the final issuance of proposed FSP EITF Issue 03-1-a, "Implication Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This FSP nullifies certain requirements of Issue 03-1 and supersedes EITF Topic No. D-44, "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." The guidance in this FSP is effective for reporting periods beginning after December 15, 2005. The Company does not believe that the impact of adopting the provisions of this EITF will be material to its consolidated financial statements.

Off Balance Sheet Arrangements

Information concerning the Company's off balance sheet arrangements are included in Note 19 of the Notes to the Consolidated Financial Statements. Such information is hereby incorporated by reference.

Contractual Obligations

The Company has contractual obligations to make future payments in connection with its short- and long-term debt, non-cancelable lease agreements, partnership investments, commitments to extend credit, and a naming rights agreement (see Note 13 to the Consolidated Financial Statements for further information on the Company's commitments).

The following table sets forth these contractual obligations by fiscal year:

(in 000s)	Total	2006	2007	2008	2009	2010	Thereafter
Long-Term Debt	$141,124	$ 2,604	$ 2,760	$ 7,927	$ 3,104	$ 8,291	$116,438
Variable Interest Entities' Loans Payable[1]	144,780	2,516	28,790	12,947	13,234	12,741	74,552
Short-Term Debt	5,338	5,338	-	-	-	-	-
Operating Leases	78,675	20,493	18,389	13,327	9,241	7,468	9,757
Investments – Private Equity Partnerships[2]	11,400	11,400	-	-	-	-	-
Investments – Foreign Entities	425	425	-	-	-	-	-
Certificates of Deposit	220,660	120,380	25,737	23,460	29,434	21,649	-
Commitments to Extend Credit – RJBank[3]	299,571	299,571	-	-	-	-	-
Commitments to Real Estate Partnerships[4]	6,508	6,508	-	-	-	-	-
Underwriting Commitments[5]	68,227	68,227	-	-	-	-	-
Naming Rights for Raymond James Stadium	16,645	2,914	3,031	3,152	3,278	3,409	861
Total	$993,353	$540,376	$78,707	$60,813	$58,291	$53,558	$201,608

(1) Loans which are non-recourse to the Company. See Notes 6 and 10 in the Notes to the Consolidated Financial Statements for additional information.

(2) The Company has committed a total of $34.9 million, in amounts ranging from $200,000 to $1.5 million, to 36 different independent venture capital or private equity partnerships. As of September 30, 2005, the Company had invested $26.8 million of that amount. Additionally, the Company is the general partner in two internally sponsored private equity limited partnerships to which it has committed $14 million. Of that amount, the Company has invested $10.7 million as of September 30, 2005. Although the combined remaining balance of $11.4 million has been included in fiscal year 2006 above, the contributions to the partnerships may occur after that time and are dependent upon the timing of the capital calls by the general partners.

(3) Because many commitments expire without being funded in whole or part, the contract amounts are not estimates of future cash flows.

(4) RJTCF is committed to additional future fundings related to real estate partnerships.

(5) Transactions relating to underwriting commitments of RJ Ltd.

Effects of Inflation

The Company's assets are primarily liquid in nature and are not significantly affected by inflation. Management believes that the changes in replacement cost of property and equipment are adequately insured and therefore would not materially affect operating results. However, the rate of inflation affects the Company's expenses, including employee compensation, communications and occupancy, which may not be readily recoverable through charges for services provided by the Company.

Risk Factors

Economic and Political Developments and Their Impact on Securities Markets Could Adversely Affect the Company's Business

The Company is engaged in various financial services businesses. As such, the Company is directly affected by general economic and political conditions, changes in the rate of inflation and the related impact on securities markets, fluctuations in interest and currency rates, investor confidence, and changes in volume and price levels of the securities markets. Severe market fluctuations or weak economic conditions could reduce the Company's trading volume and net revenues and adversely affect its profitability.

The Company Faces Intense Competition

The Company is engaged in intensely competitive businesses. The Company competes with many larger, better capitalized providers of financial services, including other securities firms, some of which are affiliated with major financial services companies, insurance companies, banking institutions and other organizations. The Company also competes with a number of firms offering online financial services and discount brokerage services, usually with lower levels of service, to individual clients. The Company competes principally on the basis of quality of its associates, service, product selection, location and reputation in local markets. In the financial services industry, there is significant competition for qualified associates. The Company's ability to compete effectively in its businesses is substantially dependent on its continuing ability to attract, retain, and motivate qualified associates, including successful financial advisors, investment bankers, trading professionals, portfolio managers and other revenue-producing or specialized personnel. Competitive pressures experienced by the Company could have an adverse effect on its business, results of operations, financial condition and liquidity.

Regulatory and Legal Developments Could Adversely Affect the Company's Business

The securities industry is subject to extensive regulation and broker/dealers are subject to regulations covering all aspects of the securities business. See Note 18 of the "Notes to the Consolidated Financial Statements" for additional information regarding the Company's regulatory environment and Note 14 of the "Notes to the Consolidated Financial Statements" for a discussion of the Company's legal matters. The Company could be subject to civil liability, criminal liability or sanctions, including revocation of its subsidiaries' registrations as investment advisors or broker/dealers, revocation of the licenses of its financial advisors, censures, fines, or a temporary suspension or permanent bar from conducting business, if it violates such laws or regulations. Any such liability or sanction could have a material adverse effect on the Company's financial condition, results of operations, and business prospects. In addition, the regulatory environment in which the Company operates frequently changes and has seen significant increased regulation in recent years. The Company may be adversely affected as a result of new or revised legislation or regulations, changes in federal, state or foreign tax laws, or by changes in the interpretation or enforcement of existing laws and regulations.

The Company's Business Is Highly Dependent on Technology

The Company's businesses rely extensively on electronic data processing and communications systems, and its continued success will depend upon its ability to successfully maintain and upgrade the capability of those systems and retain skilled employees. Failure of those systems, which could result from events beyond the Company's control, could result in financial losses, liability to clients and damage to the Company's reputation.

The Company's Operations Could Be Adversely Affected By Serious Weather Conditions

The Company's principal operations are located in St. Petersburg, Florida. During the past two years, there has been a significant increase in hurricane activity in the Gulf Coast which has directly affected other parts of Florida. While the Company has a business continuity plan that permits significant operations to be conducted from its Southfield, Michigan, location, the Company's operations could be adversely affected by hurricanes or other serious weather conditions that could affect processing of transactions and communications.

The Company's Business is Dependent on Fees Generated from the Distribution of Financial Products

A large portion of the Company's revenues are derived from fees generated from the distribution of financial products such as mutual funds and variable annuities. Changes in the structure or amount of the fees paid by the sponsors of these products could directly affect the Company's revenues and profits.

Other Risks

See "Quantitative and Qualitative Disclosures About Market Risk" (below) regarding the Company's exposure to, and approaches to managing, market risk, interest rate risk, equity price risk, credit risk, operational risk, and regulatory and legal risk.

Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Risks are an inherent part of the Company's business and activities. Management of these risks is critical to the Company's fiscal soundness and profitability. Risk management at the Company is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. The Company's senior management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment, monitoring and control of various risks. The principal risks involved in the Company's business activities are market, interest rate, equity price, credit, operational, and regulatory and legal.

Market Risk

Market risk is the risk of loss to the Company resulting from changes in interest rates and equity prices. The Company has exposure to market risk primarily through its broker/dealer and banking operations. The Company's broker/dealer subsidiaries trade tax exempt and taxable debt obligations and act as an active market maker in approximately 284 over-the-counter equity securities. In connection with these activities, the Company maintains inventories in order to ensure availability of securities and to facilitate client transactions. Additionally, the Company, primarily within its Canadian broker/dealer subsidiary, invests for its own proprietary equity investment account.

The following table represents the fair value of trading inventories associated with the Company's broker/dealer client facilitation, market-making activities and proprietary trading activities.

	Sept. 30, 2005		Sept. 24, 2004	
	Trading Securities	Securities Sold but Not Yet Purchased	Trading Securities	Securities Sold but Not Yet Purchased
(in 000s)				
Marketable:				
Municipal	$177,984	$ 17	$ 192,099	$ -
Corporate	27,830	2,285	26,216	3,522
Government	42,009	99,465	43,518	55,082
Agency	60,445	84	8,817	10,991
Total Debt Securities	308,268	101,851	270,650	69,595
Derivative Contracts	12,795	2,488	14,567	8,926
Equity Securities	32,237	30,256	33,910	32,950
Other Securities	6,379	-	10,734	-
Total	$359,679	$134,595	$329,861	$111,471

Changes in value of the Company's trading inventory may result from fluctuations in interest rates, credit ratings of the issuer, equity prices and the correlation among these factors. The Company manages its trading inventory by product type and has established trading divisions that have responsibility for each product type. The Company's primary method of controlling risk in its trading inventory is through the establishment and monitoring of limits on the dollar amount of securities positions that can be entered into and other risk based limits; limits are established both for categories of securities (e.g., OTC equities, high yield securities, municipal bonds) and for individual traders. As of September 30, 2005, the absolute fixed income and equity inventory limits were $1,382,000,000 and $76,600,000, respectively. The Company's trading activities were well within these limits at September 30, 2005. Position limits in trading inventory accounts are monitored on a daily basis. Consolidated position and exposure reports are prepared and distributed to senior management. Limit violations are carefully monitored. Management also monitors inventory levels and trading results, as well as inventory aging, pricing, concentration and securities ratings. For derivatives, primarily interest rate swaps, the Company monitors exposure in its derivatives subsidiary daily based on established limits with respect to a number of factors, including interest rate risk, spread, ratio, and basis risk and volatility. These exposures are monitored both on a total portfolio basis and separately for selected maturity periods.

Interest Rate Risk

RJA is exposed to interest rate risk as a result of maintaining trading inventories of fixed income instruments, which are sensitive to changes in interest rates. The Company monitors, on a daily basis, the value-at-risk (VaR) in its institutional fixed income trading portfolios (cash instruments and interest rate derivatives). VaR is a technique for estimating the potential loss in the Company's fixed income portfolio due to adverse market movements over a specified time horizon with a specified confidence level.

During fiscal 2004 and the first three quarters of fiscal 2005 the Company used a variance/covariance methodology, for calculating VaR. A standard regulatory-type data set was used (one year historical observation period, 0% exponential decay) and the results were compared daily against those obtained using corresponding data with a 6% exponential decay factor. During the fourth quarter, the Company adopted a new risk management technology which uses historical simulation for calculating VaR. Simulated scenarios were derived based on a one-year observation period, with equal weighting to overnight change scenarios.

VaR is reported at a 99% confidence level, based on a one-day holding period; this is consistent with the Company's high-turnover trading activity, which is based on supporting client sales activity. This means that there is a one in 100 chance that on any given day, the daily trading net revenues could fall below the expected daily trading net revenues by an amount at least as large as the reported VaR. However, shortfalls on a single day can exceed reported VaR by significant amounts. Shortfalls can also accumulate over a longer time horizon, such as a number of consecutive trading days.

The following tables set forth the high, low and daily average VaR for the Company's overall institutional portfolio during the fiscal year ended September 30, 2005, with the corresponding dollar value of the Company's portfolio. Because VaR results based on the two methodologies are not directly comparable, results below are reported separately for the first three quarters and for the fourth quarter of fiscal 2005.

	First Three Quarters Ended June 24, 2005			Fourth Quarter Ended September 30, 2005		
	High	**Low**	**Daily Average**	**High**	**Low**	**Daily Average**
($ in 000s)						
VaR	$ 1,919	$ 632	$ 1,073	$ 895	$ 358	$ 566
Portfolio Value (Net)	167,655	133,757	215,976	126,560	162,032	169,665
VaR as a Percent of Portfolio Value	1.14%	0.47%	0.51%	0.71%	0.22%	0.34%

The mark to market loss in the portfolio exceeded the reported VaR once during 2005 and four times in 2004.

The modeling of the risk characteristics of trading positions involves a number of assumptions and approximations. While management believes that its assumptions and approximations are reasonable, there is no uniform industry methodology for estimating VaR, and different assumptions and/or approximations could produce materially different VaR estimates. Given its reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden fundamental changes or shifts in market conditions. An inherent limitation of VaR is that the distribution of past changes in market risk factors may not produce accurate predictions of future market risk, particularly during periods of unusual market events and disruptions, moreover, VaR calculated for a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or offset with hedges within one day. Accordingly, management also monitors the risk in its trading activities by establishing position limits and daily review of trading results, inventory aging, pricing, concentration and securities ratings.

Additional information is discussed under Derivative Financial Instruments in Note 11 of the Notes to the Consolidated Financial Statements.

RJBank maintains an investment portfolio that is comprised of mortgage-backed securities, as well as mortgage, consumer and commercial loans. Those investments are funded in part by its client obligations, including demand deposits, money market accounts, savings accounts, and certificates of deposit. Based on the current investment portfolio of RJBank, market risk for RJBank is limited primarily to interest rate risk. RJBank reviews interest rate risk based on net interest income, which is the net amount of interest received and interest paid. The following table represents the carrying value of RJBank's assets and liabilities that are subject to market risk. This table does not include financial instruments with limited market risk exposure due to offsetting asset and liability positions, short holding periods or short periods of time until the interest rate resets.

RJBank Financial Instruments with Market Risk (as described previously):

(in 000s)	Sept. 30, 2005	Sept. 24, 2004
Mortgage-Backed Securities	$ 6,716	$ 9,121
Municipal Obligations	5	41
Loans Receivable, Net	648,649	420,744
Total Assets With Market Risk	$ 655,370	$ 429,906
Certificates of Deposit	$ 220,660	$ 140,980
Federal Home Loan Bank Advances	70,000	60,000
Interest Rate Swaps	72	1,299
Total Liabilities with Market Risk	$ 290,732	$ 202,279

As noted previously, RJBank reviews interest rate risk based on net interest income and impact on RJBank's equity. One of the core objectives of RJBank's Asset/Liability Management Committee is to manage the sensitivity of net interest income to changes in market interest rates. The Asset/Liability Management Committee uses several measures to monitor and limit RJBank's interest rate risk including scenario analysis, interest repricing gap analysis and limits, and net portfolio value limits. Model-based scenario analysis is used to monitor and report the interest rate risk positions, and analyze alternative strategies.

Net interest income is the net amount of interest received less interest paid. This involves large volumes of contracts and transactions, and numerous different products. Simulation models and estimation techniques are used to assess the sensitivity of the net interest income stream to movements in interest rates. Assumptions about consumer behavior play an important role in these calculations; this is particularly relevant for loans such as mortgages where the client has the right, but not the obligation, to repay before the scheduled maturity. On the liability side, the re-pricing characteristics of deposits are based on estimates since the rates are not coupled to a specified market rate.

The sensitivity of net interest income to interest rate conditions is estimated for a variety of scenarios. Assuming an immediate and lasting shift of 100 basis points in the term structure of interest rates, RJBank's sensitivity analysis indicates that an upward movement would decrease RJBank's net interest income by 6.90% in the first year after the rate jump, whereas a downward shift of the same magnitude would decrease RJBank's net interest income by 0.41%. These sensitivity figures are based on positions as of September 30, 2005, and are subject to certain simplifying assumptions, including that management takes no corrective action. The outcome is affected by higher pre-payment expectations if rates fall.

Equity Price Risk

The Company is exposed to equity price risk as a consequence of making markets in equity securities and the investment activities of RJA and RJ Ltd. The U.S. broker/dealer activities are client-driven, with the objective of meeting clients' needs while earning a trading profit to compensate for the risk associated with carrying inventory. The Company attempts to reduce the risk of loss inherent in its inventory of equity securities by monitoring those security positions constantly throughout each day and establishing position limits. The Company's Canadian broker/dealer has 24 traders that may hold proprietary trading positions in addition to their customer trading positions. The average aggregate inventory held for proprietary trading during the year ended September 30, 2005, was CDN$5,036,653. The Company's equity securities inventories are priced on a regular basis and there are no material unrecorded gains or losses.

Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker/dealers, banks and other financial institutions. The Company is exposed to risk that counterparties may not fulfill their obligations. The risk of default depends on the creditworthiness of the counterparty and/or the issuer of the instrument. The Company manages this risk by imposing and monitoring individual and aggregate position limits within each business segment for each counterparty, conducting regular credit reviews of financial counterparties, reviewing security and loan concentrations, holding and marking to market collateral on certain transactions and conducting business through clearing organizations, which guarantee performance.

The Company's client activities involve the execution, settlement and financing of various transactions on behalf of its clients. Client activities are transacted on either a cash or margin basis. Credit exposure associated with the Company's Private Client Group consists primarily of customer margin accounts, which are monitored daily and are collateralized. When clients execute a purchase the Company is at some risk that the client will renege on the trade. If this occurs, the Company may have to liquidate the position at a loss. However, for over three quarters of the private client group purchase transactions, clients have available funds in the account before the trade is executed. The Company monitors exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities. The Company adjusts its margin requirements if it believes its risk exposure is not appropriate based on market conditions.

In addition, RJBank offers a variety of loan products including mortgage, commercial real estate, and consumer loans, which are collateralized, and corporate loans for which the borrower is carefully evaluated and monitored. RJBank's policy is to require customers to provide collateral prior to the disbursement of approved loans. The amount of collateral obtained, if it is deemed necessary by RJBank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, residential real estate, and income-producing commercial properties. By using derivative financial instruments to hedge exposures to changes in interest rates, RJBank exposes itself to credit risk with those counterparties also. RJBank minimizes the credit or repayment risk of derivative instruments by entering into transactions only with high-quality counterparties whose credit rating is investment grade.

The Company is subject to concentration risk if it holds large positions, extends large loans to, or has large commitments with a single counterparty, borrower, or group of similar counterparties or borrowers (e.g., in the same industry). Securities purchased under agreements to resell consist entirely of securities issued by the U.S. government. Receivables from and payables to clients and stock borrow and lending activities are conducted with a large number of clients and counterparties and potential concentration is carefully monitored. Inventory and investment positions taken and commitments made, including underwritings, may involve exposure to individual issuers and businesses. The Company seeks to limit this risk through careful review of the underlying business and the use of limits established by senior management, taking into consideration factors including the financial strength of the counterparty, the size of the position or commitment, the expected duration of the position or commitment and other positions or commitments outstanding.

The Company is the lessor in two leveraged commercial aircraft transactions with two major domestic airlines (Delta and Continental). The Company's ability to realize its expected return is dependent upon the airlines' ability to fulfill their lease obligations. In the event that the airlines default on their lease commitments and the Trustees for the debt holders are unable to re-lease or sell the planes with adequate terms, the Company would suffer a loss of some or all of its investment. Delta Airlines filed for bankruptcy protection on September 14, 2005. Accordingly, the Company recorded a $6.5 million pre-tax charge to fully reserve the balance of its investment in the leveraged lease of an aircraft to Delta. The Company took a $4 million pre-tax charge in the prior year to partially reserve for this investment. In addition, the Company is closely monitoring its lease to Continental Airlines. Although Continental has not defaulted on its obligations under this lease, Continental's financial condition has continued to deteriorate, thus increasing the likelihood of such a default.

Operational Risk

Operational risk generally refers to the risk of loss resulting from the Company's operations, including, but not limited to, business disruptions, improper or unauthorized execution and processing of transactions, deficiencies in the Company's technology or financial operating systems and inadequacies or breaches in the Company's control processes. The Company operates different businesses in diverse markets and is reliant on the ability of its employees and systems to process a large number of transactions. These risks are less direct than credit and market risk, but managing them is critical, particularly in a rapidly changing environment with increasing transaction volumes. In the event of a breakdown or improper operation of systems or improper action by employees, the Company could suffer financial loss, regulatory sanctions and damage to its reputation. In order to mitigate and control operational risk, the Company has developed and continues to enhance specific policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout the organization and within such departments as Accounting, Operations, Information Technology, Legal, Compliance and Internal Audit. These control mechanisms attempt to ensure that operational policies and procedures are being followed and that the Company's various businesses are operating within established corporate policies and limits. Business continuity plans exist for critical systems, and redundancies are built into the systems as deemed appropriate.

A Compliance and Standards Committee comprised of senior executives meets monthly to consider policy issues. The Committee reviews material customer complaints and litigation, as well as issues in operating departments, for the purpose of identifying issues that present risk exposure to customers or to the Company. The Committee adopts policies to deal with these issues, which are then disseminated throughout the Company.

The Company has established a Quality of Markets Committee that meets regularly to review execution of customer orders by the OTC, Options and Listed Trading Departments. This Committee is comprised of representatives from the OTC, Listed Trading, Options, Compliance and Legal Departments and is under the direction of a senior officer of the Company. This Committee reviews reports from OTC, Option and Listed Trading Departments and recommends action for improvement when necessary.

Regulatory and Legal Risk

Legal risk includes the risk of Private Client Group customer claims, the possibility of sizable adverse legal judgments and non-compliance with applicable legal and regulatory requirements. The Company is generally subject to extensive regulation in the different jurisdictions in which it conducts business. Regulatory oversight of the securities industry has become increasingly demanding over the past several years and the Company, as well as others in the industry, has been directly affected by this increased regulatory scrutiny.

The Company has comprehensive procedures addressing issues such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds, extension of credit, collection activities, money-laundering and record keeping. The Company and its subsidiaries have designated anti-money laundering compliance officers who monitor compliance with regulations adopted under the U.S.A. Patriot Act. The Company acts as an underwriter or selling group member in both equity and fixed income product offerings. Particularly when acting as lead or co-lead manager, the Company has financial and legal exposure. To manage this exposure, a committee of senior executives review proposed underwriting commitments to assess the quality of the offering and the adequacy of due diligence investigation.

The Company's major business units have compliance departments that are responsible for regularly reviewing and revising compliance and supervisory procedures to conform to changes in applicable regulations.

During the past two years, the number of claims declined but it is still above long-term historic levels. While these claims may not be the result of any wrongdoing, the Company does, at a minimum, incur costs associated with investigating and defending against such claims. See further discussion on the Company's reserve policy under "Critical Accounting Policies"; see also Notes 14 and 18 of the "Notes to the Consolidated Financial Statements."

Controls and Procedures

Disclosure controls are procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act, such as this report, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to ensure that such information is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives, as the Company's are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer, the Company has evaluated the effectiveness of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these disclosure controls and procedures are effective. There were no changes in the Company's internal control over financial reporting during the quarter ended September 30, 2005, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Management on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company's transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of its financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of September 30, 2005. KPMG LLP has audited this assessment of the Company's internal control over financial reporting; their report, which expresses unqualified opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of September 30, 2005, is included on page 45.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Raymond James Financial, Inc.:

We have audited management's assessment, included in the Report of Management on Internal Control over Financial Reporting appearing on page 44, that Raymond James Financial, Inc. maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Raymond James Financial, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Raymond James Financial, Inc. maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Raymond James Financial, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Statements of Financial Condition of Raymond James Financial, Inc. and subsidiaries as of September 30, 2005 and September 24, 2004, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2005, and our report dated December 14, 2005, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Tampa, Florida
December 14, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Raymond James Financial, Inc.:

We have audited the accompanying consolidated statements of financial condition of Raymond James Financial, Inc. and subsidiaries as of September 30, 2005, and September 24, 2004, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Raymond James Financial, Inc. and subsidiaries as of September 30, 2005, and September 24, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in fiscal year 2003 the Company changed its method of accounting for stock-based compensation.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Raymond James Financial, Inc.'s internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 14, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Tampa, Florida
December 14, 2005

Raymond James Financial, Inc. and Subsidiaries
Consolidated Statement of Financial Condition

(in 000s, except per share amounts)	Sept. 30, 2005	Sept. 24, 2004
Assets:		
Cash and Cash Equivalents	$ 998,749	$ 528,823
Assets Segregated Pursuant to Federal Regulations – Cash and Cash Equivalents	2,351,805	2,322,402
Securities Owned:		
Trading Securities, at Fair Value	359,679	329,861
Available for Sale Securities, at Fair Value	187,549	208,022
Receivables:		
Brokerage Clients, Net	1,426,096	1,274,881
Stock Borrowed	1,079,849	1,536,879
Bank Loans, Net	1,000,281	686,672
Brokers/Dealers and Clearing Organizations	110,760	125,544
Other	241,527	169,577
Investments in Real Estate Partnerships – Held by Variable Interest Entities	138,228	22,569
Property and Equipment, Net	137,555	122,750
Deferred Income Taxes, Net	78,373	73,559
Deposits with Clearing Organizations	31,286	28,466
Goodwill	62,575	62,575
Investment in Leveraged Leases, Net	11,808	20,160
Prepaid Expenses and Other Assets	142,649	109,106
Total Assets	$8,358,769	$7,621,846
Liabilities And Shareholders' Equity:		
Loans Payable	$ 146,462	$ 136,393
Loans Payable Related to Real Estate – Owed by Variable Interest Entities	144,780	44,250
Payables:		
Brokerage Clients	3,767,535	3,348,677
Stock Loaned	1,115,595	1,597,117
Bank Deposits	1,076,020	773,036
Brokers/Dealers and Clearing Organizations	146,269	74,258
Trade and Other	140,360	151,041
Trading Securities Sold but Not Yet Purchased	134,595	111,471
Securities Sold under Agreements to Repurchase	33,681	10,810
Accrued Compensation, Commissions and Benefits	299,657	256,062
Income Taxes Payable	20,961	32,145
Total Liabilities	7,025,915	6,535,260
Minority Interests	91,031	21,373
Shareholders' Equity		
Preferred Stock; $.10 Par Value; Authorized 10,000,000 Shares; Issued and Outstanding -0- Shares	-	-
Common Stock; $.01 Par Value; Authorized 100,000,000 Shares; Issued 76,567,089 at Sept. 30, 2005, and 75,321,926 at Sept. 24, 2004	765	753
Shares Exchangeable into Common Stock; 285,325 at Sept. 30, 2005, and at Sept. 24, 2004	5,493	5,493
Additional Paid-In Capital	165,074	127,405
Retained Earnings	1,082,063	957,317
Accumulated Other Comprehensive Income	9,632	3,875
	1,263,027	1,094,843
Less: 1,256,281 and 1,761,322 Common Shares in Treasury, at Cost	21,204	29,630
	1,241,823	1,065,213
Total Liabilities and Shareholders' Equity	$8,358,769	$7,621,846

See accompanying Notes to Consolidated Financial Statements.

Raymond James Financial, Inc. and Subsidiaries
Consolidated Statement of Operations and Comprehensive Income

	Year Ended		
(in 000s, except per share amounts)	Sept. 30, 2005	Sept. 24, 2004	Sept. 26, 2003
Revenues:			
Securities Commissions and Fees	$ 1,421,908	$ 1,290,344	$1,045,071
Investment Banking	150,166	106,350	71,317
Investment Advisory Fees	157,428	134,447	112,126
Interest	245,562	134,764	127,707
Net Trading Profits	24,612	23,565	20,615
Financial Service Fees	86,014	80,431	69,536
Other	71,307	59,875	51,199
Total Revenues	2,156,997	1,829,776	1,497,571
Interest Expense	117,789	48,517	45,611
Net Revenues	2,039,208	1,781,259	1,451,960
Non-Interest Expenses:			
Compensation, Commissions and Benefits	1,429,104	1,273,420	1,034,676
Communications and Information Processing	91,881	82,186	77,016
Occupancy and Equipment Costs	66,948	61,339	61,520
Clearance and Floor Brokerage	24,063	20,773	17,729
Business Development	67,802	59,963	51,332
Other	113,957	77,347	70,707
Total Non-Interest Expenses	1,793,755	1,575,028	1,312,980
Income before Provision for Income Taxes	245,453	206,231	138,980
Provision for Income Taxes	96,925	76,546	51,958
Minority Interest	(2,518)	2,110	705
Net Income:	$ 151,046	$ 127,575	$ 86,317
Net Income per Share – Basic	$ 2.05	$ 1.74	$ 1.19
Net Income per Share – Diluted	$ 2.00	$ 1.72	$ 1.17
Weighted Average Common Shares Outstanding – Basic	73,478	73,395	72,824
Weighted Average Common and Common Equivalent Shares Outstanding – Diluted	75,365	74,402	73,479
Net Income	$ 151,046	$ 127,575	$ 86,317
Other Comprehensive Income:			
Net Unrealized Gain (Loss) on Available for Sale Securities, Net of Tax	79	(112)	(231)
Net Unrealized Gain on Interest Rate Swaps Accounted for as Cash Flow Hedges	882	2,184	1,575
Net Change in Currency Translations	4,796	1,199	9,417
Total Comprehensive Income	$ 156,803	$ 130,846	$ 97,078

See accompanying Notes to Consolidated Financial Statements.

Raymond James Financial, Inc. and Subsidiaries
Consolidated Statement of Changes in Shareholders' Equity

(in 000s, except per share amounts)

	Common Stock		Shares Exchangeable into Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock		Total Shareholders' Equity
	Shares	Amount	Shares	Amount				Common Shares	Amount	
Balances at September 27, 2002	48,998	$ 490	172	$ 5,057	$ 73,187	$ 781,978	$ (10,157)	(496)	$ (10,919)	$ 839,636
Net Income Fiscal 2003						86,317				86,317
Cash Dividends – Common Stock ($.24 Per Share)						(17,639)				(17,639)
Purchase of Treasury Shares								(1,445)	(35,964)	(35,964)
Exchangeable Shares	243	2	47	1,393	7,139					8,534
Employee Stock Purchases	175	2			5,345			34	750	6,097
Exercise of Stock Options	275	3			6,137			334	7,367	13,507
Grant of Restricted Shares					1,092			172	3,996	5,088
Stock Option Expense					7,998					7,998
Tax Benefit Related to Non-Qualified Option Exercises					400					400
Net Unrealized Loss on Available for Sale Securities, Net of Tax							(231)			(231)
Net Unrealized Gain on Interest Rate Swaps Accounted for as Cash Flow Hedges							1,575			1,575
Net Change in Currency Translations							9,417			9,417
Balances at September 26, 2003	49,691	$ 497	219	$ 6,450	$ 101,298	$ 850,656	$ 604	(1,401)	$ (34,770)	$ 924,735
Net Income Fiscal 2004						127,575				127,575
Cash Dividends – Common Stock ($.26 Per Share)						(20,664)				(20,664)
Purchase of Treasury Shares								(84)	(1,955)	(1,955)
Exchangeable Shares	36	-	(36)	(957)	957					
3-for-2 Stock Split	25,002	250	102			(250)		(593)		
Employee Stock Purchases	274	3			8,348					8,351
Exercise of Stock Options	319	3			5,247			106	2,271	7,521
Grant of Restricted Shares					2,432			211	4,824	7,256
Stock Option Expense					9,123					9,123
Net Unrealized Loss on Available for Sale Securities, Net of Tax							(112)			(112)
Net Unrealized Gain on Interest Rate Swaps Accounted for as Cash Flow Hedges							2,184			2,184
Net Change in Currency Translations							1,199			1,199
Balances at September 24, 2004	75,322	$ 753	285	$ 5,493	$ 127,405	$957,317	$ 3,875	(1,761)	$ (29,630)	$1,065,213
Net Income Fiscal 2005						151,046				151,046
Cash Dividends – Common Stock ($.31 Per Share)						(26,300)				(26,300)
Purchase of Treasury Shares					62			(6)	(177)	(115)
Employee Stock Purchases	329	3			9,622					9,625
Exercise of Stock Options	916	9			13,961			54	913	14,883
Grant of Restricted Shares					5,678			457	7,690	13,368
Stock Option Expense					8,346					8,346
Net Unrealized Gain on Available for Sale Securities, Net of Tax							79			79
Net Unrealized Gain on Interest Rate Swaps Accounted for as Cash Flow Hedges							882			882
Net Change in Currency Translations							4,796			4,796
Balances at September 30, 2005	76,567	$ 765	285	$ 5,493	$ 165,074	$1,082,063	$ 9,632	(1,256)	$ (21,204)	$1,241,823

See accompanying Notes to Consolidated Financial Statements.

Raymond James Financial, Inc. and Subsidiaries
Consolidated Statement of Cash Flows

(in 000s)	Year Ended Sept. 30, 2005	Sept. 24, 2004	Sept. 26, 2003
Cash Flows from Operating Activities:			
Net Income	$ 151,046	$ 127,575	$ 86,317
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	17,781	16,827	18,344
Deferred Income Taxes	(4,814)	(5,094)	(14,731)
Unrealized Gains, Premium and Discount Amortization on Available for Sale Securities and Other Securities	(794)	(1,603)	(271)
Ineffectiveness of Interest Rate Swaps Accounted for as Cash Flow Hedges	208	(392)	(525)
Impairment on Leveraged Lease Investments	6,534	4,000	-
(Gain) Loss on Sale of Property and Equipment	(106)	1,696	469
Provision for Legal Proceedings, Bad Debts and Other Accruals	33,765	26,076	40,048
Stock-Based Compensation Expense	17,031	17,631	14,401
(Increase) Decrease in Operating Assets:			
Assets Segregated Pursuant to Federal Regulations	(29,403)	(86,036)	(150,439)
Receivables:			
Brokerage Clients, Net	(149,523)	(184,408)	(58,305)
Stock Borrowed	457,030	(328,317)	(432,176)
Brokers/Dealers and Clearing Organizations	14,784	1,171	(38,837)
Other	(9,998)	(19,477)	(17,789)
Trading Securities, Net	(6,694)	(104,857)	121,774
Investments in Real Estate Partnerships – Held by Variable Interest Entities	(115,659)	(22,569)	-
Prepaid Expenses and Other Assets	(35,237)	(31,785)	(12,568)
Increase (Decrease) in Operating Liabilities:			
Payables:			
Brokerage Clients	418,858	144,582	249,119
Stock Loaned	(481,522)	369,966	392,772
Brokers/Dealers and Clearing Organizations	72,011	(80,499)	116,946
Trade and Other	(46,188)	(20,390)	(36,092)
Securities Sold under Agreements to Repurchase	22,871	7,792	(15,755)
Accrued Compensation, Commissions and Benefits	43,595	57,045	10,157
Income Taxes Payable	(11,184)	6,128	2,769
Minority Interest	69,658	10,825	152
Net Cash Provided by (Used in) Operating Activities	434,050	(94,113)	275,780

continued on next page

Raymond James Financial, Inc. and Subsidiaries
Consolidated Statement of Cash Flows

(in 000s)	Year Ended Sept. 30, 2005	Sept. 24, 2004	Sept. 26, 2003
Cash Flows from Investing Activities:			
Additions to Property and Equipment, Net	(30,154)	(22,028)	(28,775)
Loan Originations and Purchases	(692,857)	(335,544)	(413,947)
Loan Repayments	379,298	208,810	342,810
Purchases of Investment Account Securities	-	-	(591)
Sale of Available for Sale Securities	9,250	-	-
Purchases of Available for Sale Securities	(60,536)	(66,011)	(97,708)
Available for Sale Securities Maturations and Repayments	71,671	98,730	207,965
Net Cash (Used in) Provided by Investing Activities	(323,328)	(116,043)	9,754
Cash Flows From Financing Activities:			
Proceeds from Borrowed Funds	16,542	80,198	307,540
Repayments of Mortgage and Borrowings	(6,473)	(111,014)	(289,893)
Proceeds from Borrowed Funds Related to Real Estate-Owed by Variable Interest Entities	44,704	44,250	-
Exercise of Stock Options and Employee Stock Purchases	23,066	14,620	18,689
Increase (Decrease) in Bank Deposits	302,984	(6,479)	(13,453)
Purchase of Treasury Stock	(115)	(1,955)	(35,964)
Cash Dividends on Common Stock	(26,300)	(20,664)	(17,639)
Net Cash Provided by (Used in) Financing Activities	354,408	(1,044)	(30,720)
Currency Adjustment:			
Effect of Exchange Rate Changes on Cash	4,796	5,392	10,318
Net Increase (Decrease) in Cash and Cash Equivalents	469,926	(205,808)	265,132
Cash and Cash Equivalents at Beginning of Year	528,823	734,631	469,499
Cash and Cash Equivalents at End of Year	$ 998,749	$ 528,823	$ 734,631
Supplemental Disclosures of Cash Flow Information:			
Cash Paid for Interest	$ 116,553	$ 48,229	$ 48,537
Cash Paid for Taxes	$ 113,476	$ 75,511	$ 63,920

See accompanying Notes to Consolidated Financial Statements.

Raymond James Financial, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Raymond James Financial, Inc. (RJF) is a holding company whose subsidiaries are engaged in various financial services businesses, including the underwriting, distribution, trading and brokerage of equity and debt securities and the sale of mutual funds and other investment products. In addition, some of these subsidiaries provide investment management services for retail and institutional clients and banking and trust services. The accounting and reporting policies of Raymond James Financial, Inc. and its subsidiaries (the "Company") conform to accounting principles generally accepted in the United States, the more significant of which are summarized below:

Basis of Presentation

The consolidated financial statements include the accounts of RJF and its consolidated subsidiaries that are generally controlled through a majority voting interest. All material consolidated subsidiaries are 100% owned by the Company. In accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46R, "Consolidation of Variable Interest Entities" (FIN 46R), the Company also consolidates any variable interest entities (VIEs) for which it is the primary beneficiary. Additional information is discussed in Note 6 below. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity, the Company applies the equity method of accounting. All material intercompany balances and transactions have been eliminated in consolidation.

Management Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could have a material impact on the consolidated financial statements.

Reporting Period

Through fiscal 2005, the Company's fiscal year ended on the last Friday in September of each year. Three of the Company's wholly owned subsidiaries, Raymond James Bank (RJBank), Raymond James Limited (RJ Ltd.) and Raymond James Tax Credit Funds, Inc. (RJ Tax Credit), have fiscal years that end on the last day of September. Certain other entities also have fiscal periods that do not coincide with the Company's fiscal period. Any individually material transactions are reviewed and recorded in the appropriate fiscal year. The Company intends to change its fiscal reporting periods to end on the last day of each calendar quarter beginning in fiscal year 2006.

Recognition of Revenues

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Investment banking revenues are recorded at the time a transaction is completed and the related income is reasonably determinable. Investment banking revenues include management fees and underwriting fees, net of reimbursable expenses, earned in connection with the distribution of the underwritten securities, merger and acquisition fees, private placement fees and limited partnership distributions.

The Company earns investment advisory fees based on the value of clients' portfolios managed by its investment advisor subsidiaries. These fees are recorded ratably over the period earned.

Financial service fees include per account fees such as IRA fees, transaction fees on fee based accounts, service fees and distributions fees received from mutual funds.

Under clearing agreements, the Company clears trades for unaffiliated correspondent brokers and retains a portion of commissions as a fee for its services. Correspondent clearing revenues are recorded net of commissions remitted and included in other revenue. Total commissions generated by correspondents were $28,957,000, $24,289,000 and $16,140,000, and commissions remitted totaled $24,435,000, $19,719,000 and $12,494,000 for the years ended September 30, 2005, September 24, 2004, and September 26, 2003, respectively.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of 90 days or less, other than those used for trading purposes.

Assets Segregated Pursuant to Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Raymond James & Associates (RJA), as a broker/dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. Segregated assets at September 30, 2005, and September 24, 2004 consist of cash and cash equivalents.

Repurchase Agreements

The Company invests in short-term securities purchased under agreements to resell (reverse repurchase agreements), which are included in cash and cash equivalents. Additionally, the Company enters into securities sold under agreements to repurchase transactions (repurchase agreements). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts plus accrued interest. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, the collateral is valued daily, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when appropriate.

Securities Owned

Trading securities are comprised primarily of the financial instruments held by the Company's broker/dealer subsidiaries. These instruments are recorded at fair value with unrealized gains and losses reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations. For investments in illiquid and privately held securities that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions, market values of underlying securities and quotations for similar instruments.

Available for sale securities are comprised primarily of CMOs, mortgage related debt, and certain equity securities of the Company's non-broker/dealer subsidiaries. Debt and equity securities classified as available for sale are reported at fair value with unrealized gains or losses, net of deferred taxes, reported in shareholders' equity as a component of accumulated other comprehensive income. Fair values of the debt securities are estimated based on bid quotations received from securities dealers. All realized gains and losses are determined on a specific identification basis and are included in current period earnings. Additionally, any unrealized losses deemed to be other than temporary are included in current period earnings and a new cost basis for the security is established. Many factors are considered to determine whether an impairment is other-than-temporary, including whether the Company has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance of the security.

Brokerage Client Receivables and Allowance for Doubtful Accounts

Brokerage client receivables include receivables of the Company's asset management and broker/dealer subsidiaries. The receivables from asset management clients are primarily for accrued asset management service fees, while the receivables from broker/dealer clients are principally for amounts due on cash and margin transactions and are generally collateralized by securities owned by the clients. Both the receivables from the asset management and broker/dealer clients are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. When a broker/dealer receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker/dealer price quotations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Consolidated Statement of Financial Condition.

The Company also provides for an allowance for doubtful accounts on its receivables from financial advisors based on historical collection experience. Additionally, when the financial advisor is no longer associated with the Company or it is determined that it is probable that the amount will not be collected, the Company provides for a specific allowance on the receivable.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of collateral advanced or received. Securities borrowed transactions generally require the Company to deposit cash with the lender. With respect to securities loaned, the Company generally receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Bank Client Loans and Allowances for Losses

Bank loans are primarily comprised of loans originated or purchased by RJBank and include commercial and residential mortgage loans, as well as consumer loans. The Company records these loans at amortized cost, adjusted for an allowance for loan loss. Included in amortized cost are any deferred fees or loan origination costs plus the unamortized premiums or discounts on purchased loans.

Loan origination fees, net of related costs, are capitalized and recognized in interest income using the interest method over the contractual life of the loans, adjusted for prepayments.

The Company provides for an allowance for losses inherent in the RJBank loan portfolio. The allowance is calculated based upon consideration of historical analysis and a supplemental portion based upon inherent risk and losses. The calculation of an allowance for inherent risk and losses is particularly subjective and requires judgments based on qualitative factors that do not lend themselves to exact mathematical calculations, such as estimates of borrower default probabilities and collateral values, trends in delinquencies and nonaccruals; migration trends in the portfolio; trends in volume, terms and portfolio mix; new credit products and/or changes in the geographic distribution of those products; changes in lending policies and procedures; loan review reports on the efficacy of the risk identification process; changes in the outlook for local, regional, and national economic conditions; concentrations of credit risk and past loss history. In addition, the Company provides for potential losses inherent in RJBank's unfunded lending commitments using the criteria above, further adjusted for an estimated probability of funding.

Additionally, the Company reviews the individual RJBank loans and considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due, including principal and interest. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the observable market value of the loan, or the fair value of the collateral for collateral dependent loans. Regardless of the measurement method originally selected, the Company measures impairment based on the fair value of the collateral when it is determined that foreclosure is probable.

Once RJBank has identified a loan as impaired, the accrual of interest on the loan is discontinued when either principal or interest becomes 90 days past due or when the full timely collection of interest or principal becomes uncertain. When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is written off and accretion of the net deferred loan origination fees ceases. The loan is accounted for on the cash or cost recovery method thereafter until qualifying for return to accrual status.

Residential mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Investments in Real Estate Partnerships – Held by Variable Interest Entities

A wholly owned subsidiary of the Company is the managing member or general partner in several individual tax credit housing funds. Additional information is discussed in Note 6 below. These funds invest in limited partnerships which purchase and develop affordable housing properties qualifying for federal and state tax credits. As of September 30, 2005, and September 24, 2004, the investments related to these limited partnerships totaled approximately $138.2 million and $22.6 million, respectively, on the Company's Consolidated Statement of Financial Condition.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is primarily provided for using the straight-line method over the estimated useful lives of the assets, which range from two to five years for software, furniture and equipment and 10 to 31 years for buildings and land improvements. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to operations in the period incurred. Gains and losses on disposals of property and equipment are reflected in income in the period realized.

Goodwill

Intangible assets consist predominantly of goodwill related to the acquisitions of Roney & Co. (now part of RJA) and Goepel McDermid, Inc. (now called Raymond James Ltd.). This goodwill, totaling $63 million, was allocated to the reporting units within the Private Client Group and Capital Markets segments pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. In accordance with SFAS No. 142, indefinite-life intangible assets and goodwill are not amortized.

The Company reviews its goodwill in order to determine whether its value is impaired on at least an annual basis. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. When available, the Company uses recent, comparable transactions to estimate the fair value of the respective reporting units. The Company calculates an estimated fair value based on multiples of revenues, earnings, and book value of comparable transactions. However, when such comparable transactions are not available or have become outdated, the Company uses discounted cash flow scenarios to estimate the fair value of the reporting units. As of September 30, 2005, goodwill had been allocated to the Private Client Group of RJA, and both the Private Client Group and Capital Markets segments of RJ Ltd. As of the most recent impairment test, the Company determined that the carrying value of the goodwill for each reporting unit had not been impaired. However, changes in current circumstances or business conditions could result in an impairment of goodwill. The Company will continue to perform impairment testing on an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Exchange Memberships

Exchange memberships are carried at cost or, if an "other than temporary" impairment in value has occurred, at a value that reflects management's estimate of the impairment. The Company's membership interests, which are included in prepaid expenses and other assets at a cost of $2,820,000 and $2,711,000 at September 30, 2005, and September 24, 2004, respectively, had an aggregate market value of $10,743,000 and $5,471,000 at September 30, 2005, and September 24, 2004, respectively. The market value of the exchange memberships is determined based on the last reported sale.

Legal Reserves

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, if not determinable, the Company accrues at least the minimum of the range of probable loss.

The Company records reserves related to legal proceedings in "other payables." Such reserves are established and maintained in accordance with SFAS No. 5, "Accounting for Contingencies," and Financial Interpretation No. 14. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of an employee of the Company; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Lastly, each case is reviewed to determine if it is probable that insurance coverage will apply, in which case the reserve is reduced accordingly. Any change in the reserve amount is recorded in the consolidated financial statements and is recognized as a charge/credit to earnings in that period.

Stock Compensation

At September 30, 2005, the Company had multiple stock-based employee compensation plans, which are described more fully in Note 17 below. Effective September 28, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123. Under the modified prospective method of adoption selected by the Company within the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," the recognition of compensation cost for all periods is the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied since the date of grant for all outstanding options.

Compensation expense is recognized over the relevant vesting period for restricted stock and restricted stock units with future service requirements.

Derivative Financial Instruments

The Company makes limited use of derivative financial instruments in certain of its businesses. Certain derivative financial instruments are used to manage well-defined interest rate risk at RJBank, while others are used in the conduct of the Company's fixed income business. The Company accounts for derivative financial instruments and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as subsequently amended by

SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statements No. 133," SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivatives and hedging activities. These statements establish standards for designating a derivative as a hedge. Derivatives in a broker/dealer or those that do not meet the criteria for designation as a hedge are accounted for as trading account assets and liabilities, and recorded at fair value in the statement of financial condition with the realized and unrealized gains or losses recorded in the statement of operations for that period.

Under FASB Interpretation No. 39 (FIN 39), "Offsetting of Amounts Related to Certain Contracts," the Company elects to net-by-counterparty the fair value of interest rate swap contracts entered into by the Fixed Income Trading Group. Certain contracts contain a legally enforceable master netting arrangement and therefore, the fair value of those swap contracts are netted by counterparty in the statement of financial condition.

The Company uses interest rate swaps as well as futures contracts as part of its fixed income business. In addition, the Company enters into interest rate swaps which are substantially economically hedged with counterparties. These positions are marked to market with the gain or loss and the related interest recorded in Net Trading Profits within the statement of operations for the period. Any collateral exchanged as part of the swap agreement is recorded in Broker Receivables and Payables within the Statement of Financial Condition for the period.

To manage interest rate exposures, RJBank uses interest rate swaps. Interest rate swaps are agreements to exchange interest rate payment streams based on a notional principal amount. RJBank specifically designates interest rate swaps as hedges of the variability in interest rates on the deposit base utilized to fund the purchase of loan pools that initially carry a fixed rate, and recognizes interest differentials as adjustments to net interest income in the period they occur.

All derivative instruments are recognized on the statement of financial condition at their fair value. On the date the derivative contract is entered into, RJBank designates the derivative as a hedge of the variability of cash flows to be paid related to a recognized liability (cash flow hedge). RJBank formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific liabilities on the statement of financial condition. RJBank also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. Any ineffectiveness resulting from the cash flow hedge is recorded in RJBank's non-interest income or expense at the end of each hedging period.

RJBank discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, or the derivative is no longer designated as a hedging instrument, because management determines that the designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued, RJBank continues to carry the derivative at its fair value in the statement of financial condition, and recognizes any changes in its fair value in earnings.

Foreign Currency Translation

The Company consolidates its foreign subsidiaries and joint ventures. The statement of financial condition of the subsidiaries and joint ventures are translated at exchange rates as of the period end. The statements of operations are translated at an average exchange rate for the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in shareholders' equity as a component of accumulated other comprehensive income.

Income Taxes

The Company utilizes the asset and liability approach defined in SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax basis of assets and liabilities.

Earnings per Share

Basic EPS is calculated by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS is similar to basic EPS, but adjusts for the effect of the potential issuance of common shares by application of the treasury stock method.

Reclassifications

Certain amounts from prior years have been reclassified, including between segments, to conform to the current year presentation. These reclassifications were not material to the consolidated financial statements or segment data.

NOTE 2 – TRADING SECURITIES AND TRADING SECURITIES SOLD BUT NOT YET PURCHASED

	Sept. 30, 2005		Sept. 24, 2004	
	Trading Securities	Securities Sold but Not Yet Purchased	Trading Securities	Securities Sold but Not Yet Purchased
(in 000s)				
Marketable:				
Equities	$ 32,237	$ 30,256	$ 33,910	$ 32,950
Municipal Obligations	177,984	17	192,099	-
Corporate Obligations	27,830	2,285	26,216	3,522
Government Obligations	42,009	99,465	43,518	55,082
Agencies	60,445	84	8,817	10,991
Derivative Contracts	12,795	2,488	14,567	8,926
Other	2,019	-	8,457	-
Non-Marketable	4,360	-	2,277	-
	$359,679	$134,595	$329,861	$111,471

Mortgage-backed securities of $79.8 million and $31.1 million at September 30, 2005, and September 24, 2004, respectively, are included in the table above. Net unrealized gains (losses) related to open trading positions at September 30, 2005, September 24, 2004, and September 26, 2003, were $1,257,000, $(7,025,000) and $529,000, respectively.

NOTE 3 – AVAILABLE FOR SALE SECURITIES

The amortized cost and estimated market values of securities available for sale at September 30, 2005 are as follows:

(in 000s)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Mortgage-Backed Securities	$ 187,232	$ 485	$(205)	$187,512
Municipal Bonds	5	-	-	5
Other	27	5	-	32
	$ 187,264	$ 490	$(205)	$187,549

The amortized cost and estimated market values of securities available for sale at September 24, 2004 are as follows:

(in 000s)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Mortgage-Backed securities	$ 207,804	$ 429	$(273)	$207,960
Municipal Bonds	40	1	-	41
Other	3	18	-	21
	$ 207,847	$ 448	$(273)	$208,022

There were proceeds of $9,250,000 from the sale of securities available for sale for the year ended September 30, 2005. There were no proceeds for the years ended September 24, 2004, and September 26, 2003.

The amortized cost and estimated market value of securities available for sale at September 30, 2005, by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

(in 000s)	Amortized Cost	Estimated Market Value
One Year or Less	$ 27	$ 32
One to Five Years	6,555	6,566
Five to 10 Years	-	-
After 10 Years	180,682	180,951
	$ 187,264	$ 187,549

The following table shows RJBank's investments' gross unrealized losses and fair value, aggregated by length of time the individual securities have been in a continuous unrealized loss position, at September 30, 2005:

(in 000s)	Less than 12 Months		12 Months or More		Total	
	Estimated Market Value	Unrealized Losses	Estimated Market Value	Unrealized Losses	Estimated Market Value	Unrealized Losses
Mortgage-Backed Securities	$21,356	(28)	$13,811	(177)	$35,167	(205)

The unrealized losses at September 30, 2005, were primarily caused by interest rate changes. The Federal National Mortgage Association and Federal Home Loan Mortgage Corporation guarantee the principal of the agency collateralized mortgage obligation securities, while the non-agency collateralized mortgage obligations are rated AAA. It is expected that the securities would not be settled at a price less than the amortized cost of the investment. As the decline in fair value is attributable to changes in interest rates and not credit quality, and as the Company has the intent to hold these investments until a market price recovery or it gains evidence indicating the cost of the investment is recoverable, these investments are not considered "other-than-temporarily" impaired.

NOTE 4 – RECEIVABLES FROM AND PAYABLES TO BROKERAGE CLIENTS

Receivables from Brokerage Clients

Receivables from brokerage clients include amounts arising from normal cash and margin transactions and fees receivable. Margin receivables are collateralized by securities owned by brokerage clients. Such collateral is not reflected in the accompanying consolidated financial statements. The amount receivable from clients at September 30, 2005, and September 24, 2004, is as follows:

(in 000s)	Sept. 25, 2005	Sept. 24, 2004
Brokerage Client Receivables	$ 1,426,890	$ 1,279,318
Allowance for Doubtful Accounts	(794)	(4,437)
Brokerage Client Receivables, Net	$ 1,426,096	$ 1,274,881

Payables to Brokerage Clients

Payables to brokerage clients include brokerage client funds on deposits awaiting reinvestment. The following table presents a summary of such payables at September 30, 2005, and September 24, 2004.

($ in 000s)	Sept. 30, 2005		Sept. 24, 2004	
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Brokerage Client Payables:				
Interest Bearing	$ 3,301,599	1.81%	$ 2,970,919	0.45%
Non-Interest Bearing	465,936	-	377,758	-
Total Brokerage Client Payables	$ 3,767,535	1.54%	$ 3,348,677	0.40%

Interest expense on brokerage client payables for the years ended September 30, 2005, September 24, 2004, and September 26, 2003, was $58,486,000, $14,101,000 and $17,685,000, respectively.

NOTE 5 – BANK LOANS, NET

Bank client receivables are primarily comprised of loans originated or purchased by RJBank and include commercial and residential mortgage loans, as well as consumer loans. These receivables are collateralized by first or second mortgages on residential property, real property, or the general assets of the borrower. The following table provides a summary of RJBank's loans receivable at September 30, 2005 and September 24, 2004:

(in 000s)	Sept. 30, 2005	Sept. 24, 2004
Residential Mortgage Loans – Held for Sale	$ 2,249	$ 694
Residential Mortgage Loans	686,880	456,515
Commercial Loans	313,191	234,713
Consumer Loans	3,866	2,280
	1,006,186	694,202
Allowance for Loan Losses	(7,593)	(7,642)
Purchase Premium	4,167	2,525
Purchase Discount	(1,306)	(1,542)
Deferred Origination Fees and Costs, Net	(1,173)	(871)
	$ 1,000,281	$ 686,672

At September 30, 2005, and September 24, 2004, $70,000,000 and $60,000,000 in Federal Home Loan Bank (FHLB) advances, respectively, were secured by a blanket lien on RJBank's residential mortgage loan portfolio.

RJBank's gain from the sale of originated loans held for sale were $421,000, $258,000 and $1,090,000 for the years ended September 30, 2005, September 24, 2004, and September 26, 2003, respectively.

Certain officers, directors and affiliates, and their related interests were indebted to RJBank for $297,000 and $1,327,000 at September 30, 2005, and September 24, 2004, respectively.

Changes in the allowance for loan losses at RJBank for the years ended September 30, 2005, September 24, 2004, and September 26, 2003, are as follows:

(in 000s)	Sept. 30, 2005	Sept. 24, 2004	Sept. 26, 2003
Balance, Beginning of Year	$ 7,642	$ 5,910	$ 5,109
Provision Charged to Operations	1,388	1,732	801
Charge-Offs	-	-	-
Balance, End of Year	$ 9,030	$ 7,642	$ 5,910

The total allowance for loan losses includes both the reserve for funded loans shown net of Bank loans receivable on the statement of financial condition, and the reserve for unfunded lending commitments included in Trade and other payables.

The investment in loans on nonaccrual status at September 30, 2005, and September 24, 2004, was immaterial to the financial statements.

The investment and the average balance of impaired loans at September 30, 2005, and September 24, 2004, along with the related interest income recognized on these loans, were immaterial to the financial statements.

NOTE 6 – VARIABLE INTEREST ENTITIES (VIE)

Under the provisions of FASB Interpretation 46R (FIN 46R) the Company has determined that Raymond James Employee Investment Funds I and II (the EIF Funds), Comprehensive Software Systems, Inc. (CSS), certain entities in which Raymond James Tax Credit Funds, Inc. owns variable interests, and various partnerships involving real estate are variable interest entities (VIEs). Of these, the Company has determined that the EIF Funds and certain tax credit fund partnerships/LLCs should be consolidated in the financial statements.

The following table summarizes the balance sheets of the variable interest entities consolidated by the Company:

(in 000s)	Sept. 30, 2005	Sept. 24, 2004
Assets:		
Cash and Cash Equivalents	$ 23,272	$ 4,180
Receivables, Other	56,357	29
Investments in Real Estate Partnerships – Held by Variable Interest Entities	138,228	22,569
Prepaid Expenses and Other Assets	12,270	8,459
Intercompany Receivable – Raymond James Tax Credit Funds, Inc.	-	23,093
Total Assets	$ 230,127	$ 58,330
Liabilities And Shareholders' Equity:		
Loans Payable Related to Real Estate – Owned by Variable Interest Entities	$ 144,780	$ 44,250
Trade and Other	2,338	40
Total Liabilities	147,118	44,290
Minority Interests	81,328	13,771
Shareholders' Equity	1,681	269
Total Liabilities and Shareholders' Equity	$ 230,127	$ 58,330

The EIF Funds are limited partnerships, for which the Company is the general partner, that invest in the merchant banking and private equity activities of the Company and other unaffiliated venture capital limited partnerships. Both EIF Funds were established as compensation and retention measures for certain qualified key employees of the Company. The Company makes non-recourse loans to these employees for two thirds of the purchase price per unit. The loans and applicable interest are to be repaid based on the earnings of the EIF Funds. The Company is deemed to be the primary beneficiary, and accordingly, consolidates the EIF Funds, which had combined assets of approximately $19.3 million at September 30, 2005. None of those assets act as collateral for any obligations of the EIF Funds. The Company's exposure to loss is limited to its contributions and the loans funded to the employee investors. At September 30, 2005, that exposure is approximately $11.3 million.

CSS was formed by a group of broker/dealer firms, including the Company, to develop a back-office software system. CSS is currently funded by capital contributions and loans from its other owners. CSS had assets of $6.3 million at September 30, 2005. The Company's exposure to loss is limited to its capital contributions. The Company is not the primary beneficiary of CSS and accounts for its investment using the equity method of accounting. The carrying value of the Company's investment in CSS is approximately $850,000 at September 30, 2005.

Raymond James Tax Credit Funds, Inc. (RJTCF) is a wholly owned subsidiary of RJF and is the managing member or general partner in approximately 35 individual tax credit housing funds having one or more investor members or limited partners. These tax credit housing funds are organized as limited liability companies or limited partnerships for the purpose of investing in limited partnerships which purchase and develop low income housing properties qualifying for tax credits. As of September 30, 2005, 34 of these tax credit housing funds are VIEs as defined by FIN 46R, and RJTCF's interest in these tax credit housing funds which are VIEs range from .01% to 1%. Prior to fiscal 2005, RJTCF's investments in tax credit housing funds were not considered to be VIEs by the Company. However, after further guidance and analysis on the application of FIN 46R to the tax credit industry, the Company has determined that these funds meet the definition of a VIE. The determination of whether RJTCF is the primary beneficiary of (and must consequently consolidate) a given tax credit housing fund depends upon a number of factors, including the number of investor members or limited partners and the rights and obligations of the partners in that fund. RJTCF has concluded it is the primary beneficiary in approximately one third of these tax credit housing funds, and accordingly, consolidates these funds, which have combined assets of approximately $210.8 million at September 30, 2005. None of those assets act as collateral for any obligations of these funds. The Company's exposure to loss is limited to its advances to these funds. At September 30, 2005, that exposure is approximately $5.5 million. RJTCF is not the primary beneficiary of the remaining tax credit housing funds it determined to be VIEs and accordingly the Company does not consolidate its financial interests in these funds. The Company's exposure to loss is limited to its advances to those funds. At September 30, 2005, that exposure is approximately $23.9 million. The sole remaining tax credit housing fund which is determined not to be a VIE and is wholly owned by RJTCF and is included in the Company's consolidated financial statements. This wholly owned tax credit housing fund typically holds interests in certain tax credit limited partnerships for less than 90 days and has assets of approximately $3.6 million at September 30, 2005.

As of September 30, 2005, the Company has a variable interest in several limited partnerships involved in various real estate activities, in which a subsidiary is the general partner. Previously, these partnerships were not considered VIEs. However, after further guidance and analysis on the application of FIN 46R, the Company has determined that these partnerships meet the definition of a VIE. The Company is not the primary beneficiary of these partnerships and accordingly the Company does not consolidate its financial interests in these partnerships. These partnerships have assets of approximately $22.2 million at September 30, 2005. The Company's exposure to loss is limited to its capital contributions. The carrying value of the Company's investment in these partnerships is immaterial at September 30, 2005.

NOTE 7 – LEVERAGED LEASES

The Company is the lessor in two leveraged commercial aircraft transactions with two major domestic airlines (Delta and Continental). The Company's ability to realize its expected return is dependent upon the airlines' ability to fulfill their lease obligations. In the event that the airlines default on their lease commitments and the Trustee for the debt holders is unable to re-lease or sell the planes with adequate terms, the Company would suffer a loss of some or all of its investment. Delta Airlines filed for bankruptcy protection on September 14, 2005. Accordingly, the Company recorded a $6.5 million pre-tax charge to fully reserve the balance of its investment in the leveraged lease of an aircraft to Delta. The Company took a $4 million pre-tax charge in the prior year to partially reserve for this investment. No amount of these charges represents a cash expenditure; however, in the event of a material modification to the lease or foreclosure of the aircraft by the debt holders, certain tax payments of up to approximately $8.7 million could be accelerated. The expected tax payments are currently reflected on the statement of financial condition as a deferred tax liability and are not expected to result in a further charge to earnings.

The Company also has an outstanding leveraged lease with Continental valued at $11.8 million as of Sept. 30, 2005. The Company's equity investment represented 20% of the aggregate purchase price; the remaining 80% was funded by public debt issued in the form of equipment trust certificates. The residual value of the aircraft at the end of the lease term of approximately 17 years is projected to be 15% of the original cost. This lease expires in September 2013.

(in 000s)	Sept. 30, 2005	Sept. 24, 2004
Rents Receivable (Net of Principal and Interest on The Non-Recourse Debt)	$ 9,502	$ 16,161
Unguaranteed Residual Values	8,012	10,719
Unearned Income	(5,706)	(6,720)
Investment in Leveraged Leases	11,808	20,160
Deferred Taxes Arising from Leveraged Leases	(21,349)	(25,294)
Net Investment in Leveraged Leases	$ (9,541)	$ (5,134)

To date, Continental remains current on its lease payments to the Company. Given the difficult economic environment for the airline industry, the Company is closely monitoring this investment for specific events or circumstances that would allow reasonable estimation of any potential impairment.

NOTE 8 – PROPERTY AND EQUIPMENT

(in 000s)	Sept. 30, 2005	Sept. 24, 2004
Land	$ 19,244	$ 19,244
Construction in Process	10,175	2,146
Buildings, Leasehold and Land Improvements	123,773	119,358
Furniture Fixtures, and Equipment	145,774	137,309
	298,966	278,057
Less: Accumulated Depreciation and Amortization	(161,411)	(155,307)
	$ 137,555	$ 122,750

NOTE 9 – BANK DEPOSITS

Bank deposits include demand deposits, savings accounts and certificates of deposit. The following table presents a summary of bank deposits at September 30, 2005, and September 24, 2004:

($ in 000s)	Sept. 30, 2005		Sept. 24, 2004	
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Bank Deposits:				
Demand Deposits – Interest Bearing	$ 4,405	0.84%	$ 4,379	0.21%
Demand Deposits – Non-Interest Bearing	4,210	-	2,776	-
Money Market Accounts	15,421	2.25%	16,454	0.14%
Savings Accounts	831,324	2.64%	608,447	0.26%
Certificates of Deposit [1]	220,660	3.61%	140,980	3.71%
Total Bank Deposits	$1,076,020	2.82%	$773,036	0.89%

(1) Certificates of deposit in amounts of $100,000 or more at September 30, 2005, and September 24, 2004, were $61,018,000 and $37,893,000, respectively.

Certificates of deposit issued have remaining maturities at September 30, 2005, and September 24, 2004, as follows:

(in 000s):	Sept. 30, 2005	Sept. 24, 2004
One Year or Less	$120,380	$ 61,351
One to Two Years	25,737	23,831
Two to Three Years	23,460	10,987
Three to Four Years	29,434	16,990
Four to Five Years and Thereafter	21,649	27,821
Total	$220,660	$140,980

RJBank had deposits from officers and directors of $625,000 and $557,000 at September 30, 2005, and September 24, 2004, respectively.

Interest expense on bank client accounts is comprised of the following for the years ended September 30, 2005, September 24, 2004, and September 26, 2003:

(in 000s)	Sept. 30, 2005	Sept. 24, 2004	Sept. 26, 2003
Demand Deposits	$ 24	$ 9	$ 9
Money Market Accounts	173	27	58
Savings Accounts	11,844	1,617	2,472
Certificates of Deposit	6,577	5,101	4,910
	$ 18,618	$ 6,754	$ 7,449

NOTE 10 – BORROWINGS

Loans Payable

Loans payable at September 30, 2005, and September 24, 2004 are presented below:

(in 000s)	Sept. 30, 2005	Sept. 24, 2004
Short-Term Borrowings:		
Borrowings on Lines of Credit [1]	$ 5,338	$ 4,117
Current Portion of Mortgage Notes Payable	2,604	2,303
Total Short-Term Borrowings	7,942	6,420
Long-Term Borrowings:		
Mortgage Notes Payable [2]	68,520	69,973
Federal Home Loan Bank Advances [3]	70,000	60,000
Total Long-Term Borrowings	138,520	129,973
Total Borrowings	$146,462	$136,393

(1) The Company and its subsidiaries maintain one committed and several uncommitted lines of credit denominated in U.S. dollars and one uncommitted line of credit denominated in Canadian dollars. At September 30, 2005, the aggregate available balance was $560 million and CDN$40 million, respectively. The aggregate balance of the U.S. dollar lines of credit was increased to $660 million on October 13, 2005. The interest rates for the lines of credit are variable and are based on the Fed Funds rate, LIBOR and Canadian prime rate. During fiscal year 2005 interest rates on the lines of credit ranged from 2.26% to 4.52%. During fiscal year 2004 interest rates on the lines of credit ranged from 1.47% to 3.50%.

(2) Mortgage notes payable is comprised of a mortgage for the financing of the Company's home office complex and a note for the financing of the office for a foreign subsidiary. The mortgage bears interest at 5.7% and is secured by land, buildings, and improvements with a net book value of $76,563,000 at September 30, 2005. A new building was purchased for $1,643,000 in April 2005 for a foreign subsidiary's office in India and was financed with a note bearing 8.25% interest and is secured by the land and building.

(3) RJBank has $70 million in FHLB advances outstanding at September 30, 2005, which bear interest at fixed rates ranging from 2.37% to 5.67% and mature between May 2008 and October 2014. These advances are secured by a blanket lien on the Bank's residential loan portfolio issued to FHLB at September 30, 2005.

Long-term borrowings at September 30, 2005, based on their contractual terms, mature as follows (in 000s):

2007	$ 2,760
2008	7,927
2009	3,104
2010	8,291
2011 and Thereafter	116,438
Total	$138,520

Loans Payable Related to Real Estate – Owed by Variable Interest Entities

The borrowings of certain variable interest entities are comprised of several loans, which are non-recourse to the Company. See Note 6 above for additional information regarding the entities deemed to be variable interest entities under FIN 46(R).

Variable interest entities' borrowings at September 30, 2005, and September 24, 2004 are presented below:

(in 000s)	Sept. 30, 2005	Sept. 24, 2004
Current Portion of Loan Payable	$ 2,516	$ -
Long-Term Portion of Loan Payable	142,264	44,250
Total Borrowings	$144,780	$44,250

Long-term VIEs' borrowings at September 30, 2005, based on their contractual terms, mature as follows (in 000s):

2007	$ 28,790
2008	12,947
2009	13,234
2010	12,741
2011 and Thereafter	74,552
Total	$142,264

NOTE 11 – DERIVATIVE FINANCIAL INSTRUMENTS

The Company makes limited use of derivative financial instruments in certain of its businesses. Certain derivative financial instruments are used to manage well-defined interest rate risk at RJBank, while others are used in the conduct of the Company's fixed income business.

The Company uses interest rate swaps as well as futures contracts as part of its fixed income business. In addition, the Company enters into interest rate swaps which are substantially economically hedged with counterparties. These positions are marked to market with the gain or loss and the related interest recorded in Net Trading Profits within the statement of operations for the period. Any collateral exchanged as part of the swap agreement is recorded in Broker Receivables and Payables within the Statement of Financial Condition for the period. At September 30, 2005, and September 24, 2004, the Company had outstanding derivative contracts with notional amounts of $1.9 billion and $701 million, respectively, in interest rate swaps. The notional amount of a derivative contract does not change hands; it is simply used as a reference to calculate payments. Accordingly, the notional amount of the Company's derivative contracts outstanding at September 30, 2005 significantly exceeds the possible losses that could arise from such transactions. The net market value of all open swap positions at September 30, 2005, and September 24, 2004 was $10 million and $5 million, respectively.

RJBank uses variable-rate deposits to finance the purchase of certain loan pools that are fixed for the first five years of their life. The funding sources expose RJBank to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the funding sources to fixed cash flows. Under the terms of the interest rate swaps, RJBank receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate funding. At September 30, 2005, and 2004, RJBank was party to $11.5 million and $49.3 million, respectively, in notional amount of interest rate swap agreements, and had securities and cash of $0.9 million and $3.0 million, respectively, pledged or held as interest-bearing collateral for such agreements.

Changes in the fair value of a derivative that is highly effective, as defined by SFAS 133, and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the variability in cash flows of the designated hedged item. Any ineffectiveness resulting from the cash flow hedge is recorded in income or expense at the end of each reporting period. For purposes of the statement of cash flows, any ineffectiveness resulting from the cash flow hedge is subtracted or added back in the reconciliation of net income to cash provided by operating activities at the end of each reporting period. When hedge accounting is discontinued, RJBank continues to carry the derivative at its fair value in the Statement of Financial Condition, and recognizes any changes in its fair value in earnings. For the years ended September 30, 2005, September 24, 2004, and September 26, 2003, RJBank recorded ($207,767), $391,651 and $524,800, respectively, in income (expense) from ineffective cash flow hedges and transition adjustments. The net amount of the existing unrealized losses expected to be reclassified into pre-tax earnings within the next 12 months was $100,000 at September 30, 2005, and $1.2 million at September 24, 2004.

The Company is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate swap agreements. The Company performs a credit evaluation of counterparties prior to entering into swap transactions. Currently, the Company anticipates that all counterparties will be able to fully satisfy their obligations under those agreements. The Company may require collateral from counterparties to support these obligations as established by the credit threshold specified by the agreement and/or as a result of monitoring the credit standing of the counterparties. However, state laws prohibit certain municipalities and other governmental entities from posting collateral in these transactions. For additional discussion regarding the Company's objectives and strategies relative to derivative instruments in the context of the Company's overall risk management strategy, refer to the Market Risk section in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk" on page 38 of this report.

NOTE 12 – INCOME TAXES

The provision (benefit) for income taxes consists of the following:

	Year Ended		
(in 000s)	Sept. 30, 2005	Sept. 24, 2004	Sept. 26, 2003
Current Provision:			
Federal	$ 78,783	$ 71,004	$ 58,202
State	15,483	13,722	8,388
International	8,231	3,381	(612)
	102,497	88,107	65,978
Deferred Benefit:			
Federal	(3,058)	(5,813)	(12,514)
State	(1,867)	(5,897)	(1,174)
International	(647)	149	(332)
	(5,572)	(11,561)	(14,020)
	$ 96,925	$ 76,546	$ 51,958

The Company's income tax expense differs from the amount computed by applying the statutory federal income tax rate due to the following:

	Year Ended		
(in 000s)	Sept. 30, 2005	Sept. 24, 2004	Sept. 26, 2003
Provision Calculated at Statutory Rates	$ 85,909	$ 71,442	$ 48,643
State Income Taxes, Net of Federal Benefit	8,851	5,085	4,689
Other	2,165	19	(1,374)
	$ 96,925	$ 76,546	$ 51,958

The major deferred tax asset (liability) items, as computed under SFAS 109, are as follows:

(in 000s)	Sept. 30, 2005	Sept. 24, 2004
Deferred Tax Assets:		
Deferred Compensation	$ 49,460	$ 43,034
Capital Expenditures	8,719	8,044
Accrued Expenses	39,674	46,778
Unrealized (Gain)/Loss	252	204
Other	1,617	793
Total Deferred Tax Assets	99,722	98,853
Deferred Tax Liabilities:		
Aircraft Leases	(21,349)	(25,294)
Total Deferred Tax Liabilities	(21,349)	(25,294)
Net Deferred Tax Assets	$ 78,373	$ 73,559

The Company has recorded a deferred tax asset at September 30, 2005, and September 24, 2004. No valuation allowance as defined by SFAS 109 is required for the years then ended as Management believes that it is more likely than not the deferred tax asset is realizable.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Long-term lease agreements expire at various times through 2014. Minimum annual rentals under such agreements for the succeeding five fiscal years are approximately: $20,493,000 in 2006, $18,389,000 in 2007, $13,327,000 in 2008, $9,241,000 in 2009, $7,468,000 in 2010 and $9,757,000 thereafter. Rental expense incurred under all leases, including equipment under short-term agreements, aggregated $31,949,000, $31,396,000 and $30,657,000 in 2005, 2004 and 2003, respectively.

See Note 7 above with respect to the Company's interest in certain commercial aircraft leveraged leases.

RJBank has outstanding at any time a significant number of commitments to extend credit. These arrangements are subject to strict credit control assessments and each client's credit worthiness is evaluated on a case-by-case basis. A summary of commitments to extend credit and letters of credit outstanding are as follows:

(in 000s)	Sept. 30, 2005	Sept. 24, 2004
Standby Letters of Credit	$ 15,933	$ 7,917
Consumer Lines of Credit	21,326	31,708
Commercial Lines of Credit	168,804	62,085
Unfunded Loan Commitments – Variable Rate	288,169	119,669
Unfunded Loan Commitments – Fixed Rate	11,402	3,755

Because many commitments expire without being funded in whole or part, the contract amounts are not estimates of future cash flows.

In the normal course of business, RJBank issues, or participates in the issuance of, financial standby letters of credit whereby it provides an irrevocable guarantee of payment in the event the letter of credit is drawn down by the beneficiary. As of September 30, 2005, $15.9 million of such letters of credit were outstanding. Of the letters of credit outstanding, $14.5 million are underwritten as part of a larger corporate credit relationship, and the remaining $1.4 million are fully secured by cash or securities. In the event that a letter of credit is drawn down, RJBank would pursue repayment from the account party under the existing borrowing relationship, or would liquidate collateral, or both. The proceeds from repayment or liquidation of collateral are expected to cover the maximum potential amount of any future payments of amounts drawn down under the existing letters of credit.

At September 30, 2005, and September 24, 2004, no securities were pledged by RJBank as collateral with the FHLB for advances. In lieu of pledging securities as collateral for advances, RJBank provided the FHLB with a lien against RJBank's portfolio of residential mortgages.

As part of an effort to increase brand awareness, the Company entered into a stadium naming rights contract in July 1998. The contract has a 13-year term with a five-year renewal option and a 4% annual escalator. Expenses of $2,802,000, $2,694,000 and $2,590,000 were recognized in fiscal 2005, 2004 and 2003, respectively.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments of Raymond James & Associates, Inc. (RJA) that were open at September 30, 2005, and were subsequently settled had no material effect on the consolidated financial statements as of that date. Transactions relating to such commitments of Raymond James Ltd. (RJ Ltd.) that were open at September 30, 2005, were approximately $68.2 million, which were substantially settled shortly after year end.

The Company utilizes client marginable securities to satisfy deposits with clearing organizations. At September 30, 2005, and September 24, 2004, the Company had client margin securities valued at $93.4 million and $90.2 million, respectively, on deposit with a clearing organization.

The Company has guaranteed lines of credit for various foreign joint ventures as follows: two lines of credit totaling $11.0 million in Turkey and one line of credit totaling $1.25 million in Argentina. At September 30, 2005, there were no outstanding balances on these lines of credit. The Company has also from time to time authorized guarantees for the completion of trades with counterparties in Argentina and Turkey: at September 30, 2005, there were outstanding guarantees for a maximum of $5 million in Turkey and no guarantees were outstanding for Argentina.

The Company has also committed to invest $425,000 in two foreign asset management entities.

The Company has committed a total of $34.9 million, in amounts ranging from $200,000 to $1.5 million, to 36 different independent venture capital or private equity partnerships. As of September 30, 2005, the Company had invested $26.8 million of that amount. Additionally, the Company is the general partner in two internally sponsored private equity limited partnerships to which it has committed $14 million. Of that amount, the Company has invested $10.7 million as of September 30, 2005.

At September 30, 2005, the approximate market values of collateral received that can be repledged by the Company, were:

Sources of Collateral (in 000s)

Securities Purchased under Agreements to Resell	$ 135,021
Securities Received in Securities Borrowed vs. Cash Transactions	1,092,816
Collateral Received for Margin Loans	1,265,406
Total	$2,493,243

During the year certain collateral was repledged. At September 30, 2005, the approximate market values of this portion of collateral and financial instruments owned that were repledged by the Company, were:

Uses of Collateral and Trading Securities (in 000s)

Securities Purchased under Agreements to Resell	$ 135,021
Securities Received in Securities Borrowed vs. Cash Transactions	1,079,848
Collateral Received for Margin Loans	224,247
Total	$1,439,116

In the normal course of business, certain subsidiaries of the Company act as general partner and may be contingently liable for activities of various limited partnerships. These partnerships engaged primarily in real estate activities. In the opinion of the Company, such liabilities, if any, for the obligations of the partnerships will not in the aggregate have a material adverse effect on the Company's consolidated financial position.

The Company guarantees the existing mortgage debt of Raymond James & Associates, Inc. (RJA) of approximately $70 million. The Company may guarantee interest rate swap obligations of RJ Capital Services, Inc. The Company has also committed to lend to or guarantee obligations of Raymond James Tax Credit Funds, Inc. (RJTCF) of up to $90 million upon request, subject to certain limitations as well as annual review and renewal. RJTCF borrows in order to invest in partnerships which purchase and develop properties qualifying for tax credits. These investments in project partnerships are then sold to various tax credit funds, which have third party investors, and for which RJTCF serves as the managing member or general partner. RJTCF typically sells these investments within 90 days of their acquisition, and the proceeds from the sales are used to repay RJTCF's borrowings. Additionally, RJTCF may make short-term loans or advances to project partnerships on behalf of the tax credit funds in which it serves as managing member or general partner. At September 30, 2005, guarantees outstanding to various tax credit funds totaled $1.1 million and cash funded to invest in either loans or investments in project partnerships was $40.9 million. In addition, at Sept. 30, 2005, RJTCF is committed to additional future fundings of $6.5 million related to project partnerships that have not yet been sold to various tax credit funds.

NOTE 14 – LEGAL AND REGULATORY PROCEEDINGS

As a result of the extensive regulation of the securities industry, the Company's broker/dealer subsidiaries are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

The Company is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business. Like others in the retail securities industry, the Company experienced a significant increase in the number of claims seeking recovery due to portfolio losses in the early 2000s. During the past two years, the number of claims declined but are still above long-term historic levels.

As previously reported, the Company and RJFS are defendants in a series of lawsuits and arbitrations relating to an alleged mortgage lending program known as the "Premiere 72" program, that was administered by a company owned in part by two individuals who were registered as financial advisors with RJFS in Houston. The lawsuits are pending in various courts, and several cases that had been removed to federal court were remanded to state court, and the plaintiffs are seeking reconsideration of that decision. In July 2005, RJFS paid approximately $24 million in a settlement with approximately 380 claimants in this litigation, representing approximately two-thirds of the outstanding claims. The Company estimates that the value of the claims resolved also represents approximately two-thirds of the value of the total claims and has made adjustments to its litigation reserves to give effect to the estimated impact of the settlement. Several of the arbitration claims relating to this matter had been previously settled by RJFS for amounts consistent with its evaluation of those claims.

As previously reported, on September 30, 2004, the SEC instituted an administrative proceeding against Raymond James Financial Services, Inc. (RJFS) alleging fraud and failure to supervise a former financial advisor in the RJFS Cranston, Rhode Island office. The Administrative Law Judge issued an initial decision in September 2005 finding that RJFS failed to supervise and that is was liable for the fraud committed by its former financial advisor, and ordered RJFS to disgorge $5,866 and pay a civil penalty of $6.9 million. The judge denied the SEC's request for a cease and desist order, a consultant review and a finding that RJFS violated e-mail retention rules. The decision was confirmed by the SEC on November 21, 2005.

The Company is contesting the allegations in these and other matters and believes that there are meritorious defenses in each of these matters. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on current available information, review with outside legal counsel, and consideration of amounts provided for in the accompanying consolidated financial statements with respect to these matters, ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.

NOTE 15 – CAPITAL TRANSACTIONS

At their meeting on February 12, 2004, the Company's board of directors declared a 3-for-2 stock split. The additional shares were distributed on March 24, 2004, to shareholders of record on March 4, 2004. All references in the consolidated financial statements to amounts per share and to the number of shares outstanding have been restated to give retroactive effect to the stock split.

The following table presents information on a monthly basis for purchases of the Company's stock for the quarter ended September 30, 2005:

	Number of Shares Purchased [1]	Average Price Per Share
July	-	-
August	-	-
September	639	$30.01
Total	639	$30.01

(1) The Company does not have a formal stock repurchase plan. Shares are repurchased at the discretion of management pursuant to prior authorization from the board of directors. On May 20, 2004, the board of directors authorized purchases of up to $75 million. Since that date, 80,740 shares have been repurchased for a total of $1.9 million, leaving $73.1 million available to repurchase shares. Historically the Company has considered such purchases when the price of its stock reaches or approaches 1.5 times book value or when employees surrender shares as payment for option exercises. The decision to repurchase shares is subject to cash availability and other factors. During 2005 and 2004, 5,740 and 86,057 shares were repurchased at an average price of $30.81 and $22.72, respectively. During the year ended, September 30, 2005, the Company only purchased shares that were surrendered by employees as payment for option exercises.

NOTE 16 – OTHER COMPREHENSIVE INCOME

The activity in other comprehensive income and related tax effects are as follows (in 000s):

	Sept. 30, 2005	Sept. 24, 2004	Sept. 26, 2003
Net Unrealized Gain (Loss) on Available for Sale Securities, Net of Tax Effect of $51 in 2005, ($67) in 2004 and ($139) in 2003	$ 79	$ (112)	$ (231)
Net Unrealized Gain on Interest Rate Swaps Accounted for as Cash Flow Hedges, Net of Tax Effect of $566 in 2005, $1,310 in 2004 and $948 in 2003	882	2,184	1,575
Net Change in Currency Translations, Net if Tax Effect if $3,078 in 2005, $719 in 2004 and $5,670 in 2003	4,796	1,199	9,417
Other Comprehensive Income	$ 5,757	$ 3,271	$ 10,761

The components of accumulated other comprehensive income (in 000s):

	Sept. 30, 2005	Sept. 24, 2004
Net Unrealized Gain on Securities Available for Sale	$ 186	$ 107
Net Unrealized (Loss) on Interest Rate Swaps Accounted for as Cash Flow Hedges	(44)	(926)
Currency Translations	9,490	4,694
Accumulated Other Comprehensive Income	$ 9,632	$ 3,875

NOTE 17 – EMPLOYEE BENEFIT PLANS

The Company's profit sharing plan and employee stock ownership plan provide certain death, disability or retirement benefits for all employees who meet certain service requirements. Such benefits become fully vested after seven years of qualified service. The Company also offers a plan pursuant to section 401(k) of the Internal Revenue Code, which provides for the Company to match 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. The Company's Long-Term Incentive Plan (LTIP) is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements. The Company has purchased and holds life insurance on the lives of most of those employees participating in the LTIP, to earn a competitive rate of return for participants and to provide a source of funds available to satisfy its obligations under this plan. Contributions to the qualified plans and the LTIP contribution for management are made in amounts approved annually by the Board of Directors. Compensation expense includes aggregate contributions to these plans of $24,069,000, $22,265,000 and $14,431,000 for fiscal years 2005, 2004 and 2003, respectively.

Stock-Based Compensation Plans

At September 30, 2005, the Company had multiple stock-based employee compensation plans, which are described below. Effective September 28, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123. Under the modified prospective method of adoption selected by the Company within the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," the recognition of compensation cost in fiscal 2005, 2004 and 2003 is the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied since the date of grant for all outstanding options.

Fixed Stock Option Plans

The Company has two qualified and three non-qualified fixed stock option plans. Under the 2002 Incentive Stock Option Plan, the Company may grant options to its management personnel for up to 6,000,000 shares of common stock. The 2002 Plan was established to replace, on substantially the same terms and conditions, the 1992 Plan. Options are granted to key administrative employees and financial advisors of Raymond James & Associates, Inc. who achieve certain gross commission levels. Options are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of the Company at that time, disabled or recently retired.

As noted above, the Company has three non-qualified fixed stock option plans. Under the first of those plans, the Company may grant up to 3,417,188 shares of common stock to independent contractor financial advisors. Options are exercisable five years after grant date provided that the financial advisors are still associated with the Company. Under the Company's second non-qualified stock option plan, the Company may grant up to 569,532 shares of common stock to the Company's outside directors. Options vest over a five-year period from grant date provided that the director is still serving on the Board of the Company. Under the Company's third non-qualified stock option plan, the Company may grant up to 1,687,500 shares of common stock to key management personnel. Option terms are specified in individual agreements and expire on a date no later than the 10th anniversary of the grant date. Under all plans, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years.

Expense for the five fixed stock option plans was $8.3 million, $9.1 million, and $8.0 million for the years ended September 30, 2005, September 24, 2004, and September 26, 2003, respectively.

These amounts may not be representative of future stock-based compensation expense since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. The fair value of each fixed option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock option grants in fiscal 2005, 2004 and 2003:

	2005	2004	2003
Dividend Yield	1.10%	1.10%	1.10%
Expected Volatility	38.56%	36.27%	43.18%
Risk-Free Interest Rate	3.69%	2.89%	2.88%
Expected Lives	5.1 yrs	5.2 yrs	4.73 yrs

A summary of the status of the Company's five fixed stock option plans as of September 30, 2005, September 24, 2004 and September 26, 2003 and changes during the years ended on those dates is presented below:

	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at Beginning of Year	5,429,055	$ 20.95	4,666,890	$ 18.65	5,147,723	$ 17.86
Granted	403,675	25.26	1,533,898	25.13	728,625	19.71
Canceled	(161,985)	21.39	(225,724)	19.43	(295,500)	19.85
Exercised	(970,631)	15.44	(546,009)	13.67	(913,958)	14.78
Outstanding at Year End	4,700,114	$22.45	5,429,055	$20.95	4,666,890	$ 18.65
Options Exercisable at Year End	825,271		580,247		401,465	
Weighted Average Fair Value of Options Granted during the Year	$ 9.12		$ 8.39		$ 7.56	

The following table summarizes information about fixed stock options outstanding at September 30, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at Sept. 30, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at Sept. 30, 2005	Weighted Average Exercise Price
$ 0.0000 - 10.2400	0	0.0	$ 0.00	0	$ 0.00
$10.2401 - 12.8000	78,925	0.3	12.46	78,925	12.46
$12.8001 - 15.3600	42,600	1.7	13.39	5,100	13.21
$15.3601 - 17.9200	255,600	2.1	17.28	47,891	17.61
$17.9201 - 20.4800	385,237	2.7	19.04	44,202	19.56
$20.4801 - 23.0400	1,504,104	1.5	21.26	486,403	21.35
$23.0401 - 25.6000	2,324,223	3.2	24.51	162,750	23.67
$25.6001 - 28.1600	11,600	4.8	27.34	-	0.00
$28.1601 - 30.7200	75,925	4.4	29.67	-	0.00
$30.7201 - 33.2800	21,900	5.3	30.98	-	0.00
	4,700,114	2.5	$22.45	825,271	$20.60

Restricted Stock Plan

Under the 2005 Restricted Stock Plan the Company is authorized to issue up to 1,500,000 restricted shares of common stock to employees and independent contractors. The 2005 Plan was established to replace, on substantially the same terms and conditions, the 1999 Plan. Awards under this plan may be granted by various departments of the Company in connection with initial employment or under various retention plans for individuals who are responsible for a contribution to the management growth, and/or profitability of the Company. These shares are forfeitable in the event of termination other than for death, disability or retirement. The compensation cost is recognized over the vesting period of the shares and is calculated as the market value of the shares on the date of grant. Expense of $3.7 million, $3.0 million and $2.0 million was recorded in the years ended September 30, 2005, September 24, 2004, and September 26, 2003, respectively, related to this plan. The following activity occurred during fiscal 2005:

	Year Ended Sept. 30, 2005
Beginning Balance	805,667
Shares Granted	218,771
Shares Vested	(326,603)
Shares Cancelled	(16,473)
Ending Balance	681,362
Weighted-Average Fair Value Per Share for Shares Granted during the Year	$27.19

Employee Stock Purchase Plan

Under the 2003 Employee Stock Purchase Plan, the Company is authorized to issue up to 2,250,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have up to 20% of their annual compensation specified to purchase the Company's common stock. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a market value of $25,000. The purchase price of the stock is 85% of the market price on the day prior to the purchase date. Under the Plan, and its expired predecessor plan, the Company sold 328,686, 332,098 and 314,394 shares to employees in fiscal years 2005, 2004 and 2003, respectively. The compensation cost is calculated as the value of the 15% discount from market value and was $1.4 million, $1.3 million and $0.9 million for the years ended September 30, 2005, September 24, 2004, and September 26, 2003, respectively.

Stock Bonus Plan

The Company's 1999 Stock Bonus Plan authorizes the Company to issue up to 1,500,000 restricted shares to officers and certain other employees in lieu of cash for 10% to 20% of annual bonus amounts in excess of $250,000. The determination of the number of shares to be granted may encompass a discount from market value at the discretion of the Compensation Committee of the Board of Directors. Under the plan the shares are generally restricted for a three-year period, during which time the shares are forfeitable in the event of voluntary termination. The compensation cost is recognized over the three-year vesting period based on the market value of the shares on the date of grant. Expense of $3.5 million, $2.7 million and $3.5 million was recorded in the years ended September 30, 2005, September 24, 2004, and September 26, 2003, respectively, related to this plan. The following activity occurred during 2005:

	Year Ended Sept. 30, 2005
Beginning Balance	457,691
Shares Granted	255,769
Shares Vested	(137,336)
Shares Cancelled	(1,440)
Ending Balance	574,684
Weighted-Average Fair Value Per Share for Shares Granted during the Year	$30.32

Employee Investment Funds

Certain key employees of the Company participate in the Raymond James Employee Investment Funds I and II, which are limited partnerships that invest in the merchant banking and venture capital activities of the Company and other unaffiliated venture capital limited partnerships. The Company makes non-recourse loans to these employees for two thirds of the purchase price per unit. The loans and applicable interest are to be repaid based solely on the distributions from the funds.

NOTE 18 – REGULATIONS AND CAPITAL REQUIREMENTS

Certain broker/dealer subsidiaries of the Company are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Raymond James & Associates, Inc. (RJA), a member firm of the NYSE, is also subject to the rules of the NYSE, whose requirements are substantially the same. Rule 15c3-1 requires that aggregate indebtedness, as defined, not to exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement," which both RJA and RJFS have elected. It requires that minimum net capital, as defined, be equal to the greater of $250,000 or two percent of Aggregate Debit Items arising from client transactions. The NYSE may require a member firm to reduce its business if its net capital is less than four percent of Aggregate Debit Items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of Aggregate Debit Items. The net capital position of RJA at September 30, 2005, and September 24, 2004 was as follows:

($ in 000s)	Sept. 30, 2005	Sept. 24, 2004
Raymond James & Associates, Inc.:		
(Alternative Method Elected)		
Net Capital as a Percent of Aggregate Debit Items	27.8%	28.1%
Net Capital	$ 372,615	$ 363,049
Less: Required Net Capital	(26,804)	(25,840)
Excess Net Capital	$ 345,811	$ 337,209

At September 30, 2005, and September 24, 2004, RJFS had no Aggregate Debit Items and therefore the minimum net capital of $250,000 was applicable. The net capital position of RJFS at September 30, 2005, and September 24, 2004, was as follows:

($ in 000s)	Sept. 30, 2005	Sept. 24, 2004
Raymond James Financial Services, Inc.:		
(Alternative Method Elected)		
Net Capital	$ 41,851	$ 39,663
Less: Required Net Capital	(250)	(250)
Excess Net Capital	$ 41,601	$ 39,413

Raymond James Ltd. is subject to the Minimum Capital Rule By-Law No. 17 of the Investment Dealers Association (IDA) and the Early Warning System (By-Law No. 30 of the IDA). The Minimum Capital Rule requires that every member shall have and maintain at all times Risk Adjusted Capital greater than zero calculated in accordance with Form 1 (Joint Regulatory Financial Questionnaire and Report) and with such requirements as the Board of Directors of the IDA may from time to time prescribe. Insufficient Risk Adjusted Capital may result in suspension from membership in the stock exchanges or the IDA.

The Early Warning System is designed to provide advance warning that a member firm is encountering financial difficulties. This system imposes certain sanctions on members who are designated in Early Warning Level 1 or Level 2 according to its capital, profitability, liquidity position, frequency of designation or at the discretion of the IDA. Restrictions on business activities and capital transactions, early filing requirements, and mandated corrective measures are sanctions that may be imposed as part of the Early Warning System. The Company was not in Early Warning Level 1 or Level 2 at September 30, 2005 or 2004.

The Risk Adjusted Capital of RJ Ltd. was CDN $25,482,000 and CDN $20,422,261 at September 30, 2005 and 2004, respectively.

RJBank is subject to various regulatory and capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, RJBank must meet specific capital guidelines that involve quantitative measures of RJBank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. RJBank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require RJBank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes that, as of September 30, 2005 and, September 30, 2004, the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2005, the most recent notification from the Office of Thrift Supervision categorized RJBank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," RJBank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed RJBank's category.

	Actual		Requirement for Capital Adequacy Purposes		To Be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
($ in 000s)						
As of September 30, 2005:						
Total Capital (to Risk-Weighted Assets)	$ 173,466	24.9%	$55,685	8.0%	$69,606	10.0%
Tier I Capital (to Risk-Weighted Assets)	165,874	23.8%	27,842	4.0%	41,764	6.0%
Tier I Capital (to Average Assets)	165,874	12.6%	52,628	4.0%	65,785	5.0%
As of September 30, 2004:						
Total Capital (to Risk-Weighted Assets)	$ 84,278	15.1%	$ 44,666	8.0%	$ 55,832	10.0%
Tier I Capital (to Risk-Weighted Assets)	77,299	13.8%	22,333	4.0%	33,499	6.0%
Tier I Capital (to Average Assets)	77,299	8.0%	38,468	4.0%	48,084	5.0%

NOTE 19 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities as either principal or agent on behalf of its clients. If either the client or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

The Company also acts as an intermediary between broker/dealers and other financial institutions whereby the Company borrows securities from one broker/dealer and then lends them to another. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. The Company measures the market value of the securities borrowed and loaned against the cash collateral on a daily basis. The market value of securities borrowed and securities loaned was $1,049,897,000 and $1,081,328,000, respectively, at September 30, 2005, and $1,493,810,000 and $1,542,953,000, respectively, at September 24, 2004. Additional cash is obtained as necessary to ensure such transactions are adequately collateralized. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company has also loaned, to brokers/dealers and other financial institutions, securities owned by clients and others for which it has received cash or other collateral. If a borrowing institution or broker/dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the collateral received from the financial institution or the broker or dealer.

The Company has sold securities that it does not currently own, and will therefore, be obligated to purchase such securities at a future date. The Company has recorded $135 million and $111 million at September 30, 2005, and September 24, 2004, respectively, which represents the market value of the related securities at such dates. The Company is subject to loss if the market price of those securities not covered by a hedged position increases subsequent to fiscal year end. The Company utilizes short government obligations and equity securities to economically hedge long proprietary inventory positions. At September 30, 2005, the Company had $99,549,000 in short government obligations and $27,839,000 in short equity securities, which represented hedge positions. At September 24, 2004, the Company had $66,073,000 in short government obligations and $19,788,000 in short equity securities which represented hedge positions.

The Company enters into security transactions involving forward settlement. The Company has recorded transactions with contract values of $1,623,208,000 and $2,062,855,000 and market values of $1,612,514,000 and $2,405,369,000 as of September 30, 2005 and September 24, 2004, respectively. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the duration, size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

The majority of the Company's transactions, and consequently, the concentration of its credit exposure is with clients, broker/dealers and other financial institutions in the United States. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

NOTE 20 – EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share (in 000s, except per share amounts):

	Year Ended		
	Sept. 30, 2005	**Sept. 24, 2004**	**Sept. 26, 2003**
Net Income	$ 151,046	$ 127,575	$ 86,317
Weighted Average Common Shares Outstanding during the Period	73,478	73,395	72,824
Dilutive Effect of Stock Options and Awards [1]	1,887	1,007	655
Weighted Average Diluted Common Shares [1]	75,365	74,402	73,479
Net Income Per Share – Basic	$ 2.05	$ 1.74	$ 1.19
Net Income Per Share – Diluted [1]	$ 2.00	$ 1.72	$ 1.17
Securities Excluded from Weighted Average Common Shares Because Their Effect Would Be Antidulitive	72	1,080	1,621

(1) Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include stock options and awards.

NOTE 21 – SEGMENT ANALYSIS

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Reclassifications have been made in the segment disclosures for fiscal years 2004 and 2003 to conform to the current year presentation and EITF No. 04-10, "Determining Whether to Aggregate Operating Segments that do not meet the Quantitative Thresholds." EITF 04-10 requires that operating segments that do not meet the quantitative thresholds established by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," can be aggregated only if aggregation is consistent with the objective and basic principles of SFAS No. 131, the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria listed in SFAS No. 131. As a result of the adoption of this EITF, the previously reported Other segment currently consists of three segments: Emerging Markets, Stock Loan/Borrow, and Other.

The Company currently operates through the following seven business segments: Private Client Group; Capital Markets; Asset Management; RJBank; Emerging Markets; Stock Loan/Borrow and various corporate investments combined in the "Other" segment. The business segments are based upon factors such as the services provided and the distribution channels served and are consistent with how the Company assesses performance and determines how to allocate resources throughout the Company and its subsidiaries. The financial results of the Company's segments are presented using the same policies as those described in Note 1, "Summary of Significant Accounting Policies." Segment data includes charges allocating corporate overhead and benefits to each segment. Intersegment revenues, charges, receivables and payables are eliminated between segments upon consolidation.

The Private Client Group segment includes the retail branches of the Company's broker/dealer subsidiaries located throughout the United States, Canada and the United Kingdom. These branches provide securities brokerage services including the sale of equities, mutual funds, fixed income products and insurance products to their individual clients. The segment includes net interest earnings on client margin loans and cash balances. Additionally, this segment includes the correspondent clearing services that the Company provides to other broker/dealer firms.

The Capital Markets segment includes institutional sales and trading in the United States, Canada and Europe. It provides securities brokerage, trading, and research services to institutions with an emphasis on the sale of U.S. and Canadian equities and fixed income products. This segment also includes the Company's management of and participation in underwritings, merger and acquisition services, public finance activities, and the operations of Raymond James Tax Credit Funds.

The Asset Management segment includes investment portfolio management services of Eagle Asset Management, Inc., Awad Asset Management, Inc., and the Raymond James & Associates asset management services division, mutual fund management by Heritage Asset Management, Inc., private equity management by Raymond James Capital, Inc. and RJ Ventures, LLC, and trust services of Raymond James Trust Company and Raymond James Trust Company West. In addition to the asset management services noted above, this segment also offers fee-based programs to clients who have contracted for portfolio management services from outside money managers.

Raymond James Bank is a separate segment, which provides consumer, residential, and commercial loans, as well as FDIC-insured deposit accounts to clients of the Company's broker/dealer subsidiaries and to the general public.

The Emerging Markets segment includes various joint ventures in Argentina, India, Turkey, and Uruguay. These joint ventures operate in securities brokerage, investment banking and asset management.

The Stock Loan/Borrow segment involves the borrowing and lending of securities from and to other broker/dealers, financial institutions and other counterparties, generally as an intermediary.

The Other segment includes various investments of Raymond James Financial, Inc.

In fiscal year 2004 the Company modified the method used to allocate certain corporate compensation costs to the segments consistent with the approach used internally by management in evaluating the segments. Fiscal year 2003 results were adjusted to reflect the current management allocation methodology.

Information concerning operations in these segments of business is as follows:

(in 000s)	Year Ended Sept. 30, 2005	Sept. 24, 2004	Sept. 26, 2003
Revenues:			
Private Client Group	$ 1,397,578	$ 1,202,368	$ 975,666
Capital Markets	455,151	400,787	330,966
Asset Management	171,916	148,160	123,647
RJBank	45,448	28,104	28,699
Emerging Markets	38,768	27,675	25,576
Stock Loan/Borrow	31,876	16,372	11,970
Other	16,260	6,310	1,047
Total	$ 2,156,997	$ 1,829,776	$1,497,571
Income Before Provision for Income Taxes and Minority Interest:			
Private Client Group	$ 102,245	$ 107,122	$ 69,926
Capital Markets	77,333	57,910	37,532
Asset Management	40,841	27,875	18,730
RJBank	14,204	8,824	10,182
Emerging Markets	5,927	4,304	992
Stock Loan/Borrow	5,962	2,135	1,484
Other	1,459	(4,049)	(571)
Pre-Tax Income	$ 247,971	$ 204,121	$ 138,275
Minority Interest	(2,518)	2,110	705
Total	$ 245,453	$ 206,231	$ 138,980

The following table presents the Company's total assets on a segment basis:

(in 000s)	Sept. 30, 2005	Sept. 24, 2004
Total Assets:		
Private Client Group [1]	$ 4,528,048	$ 3,945,968
Capital Markets [2]	1,032,815	740,210
Asset Management	74,418	81,559
RJBank	1,327,675	924,747
Emerging Markets	91,550	78,162
Stock Loan/Borrow	1,147,314	1,622,362
Other	156,949	228,838
Total	$ 8,358,769	$ 7,621,846

(1) Includes $46 million of goodwill allocated pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets."

(2) Includes $17 million of goodwill allocated pursuant to SFAS No. 142.

The Company has operations in the United States, Canada, Europe and joint ventures in India, Turkey and Argentina. Substantially all long-lived assets are located in the United States. The following table represents revenue by country for the years indicated:

	Year Ended		
(in 000s)	Sept. 30, 2005	Sept. 24, 2004	Sept. 26, 2003
Revenues:			
United States	$ 1,912,577	$ 1,651,474	$ 1,369,131
Canada	162,525	115,880	85,538
Europe	46,432	39,890	24,633
Other	35,463	22,532	18,269
Total	$ 2,156,997	$ 1,829,776	$ 1,497,571

While the dollar amount invested in emerging market joint ventures is only $5.8 million, these investments carry greater risk than amounts invested in developed markets.

Quarterly Financial Information *(unaudited)*

2005	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
(in 000s, except per share data)				
Revenues	$ 524,377	$ 512,327	$ 526,362	$ 593,931
Net Revenues	498,985	483,118	493,544	563,561
Non-Interest Expenses	432,591	428,609	437,859 [1]	494,696
Income before Income Taxes	64,805	58,129	51,476	73,561
Net Income	39,243	34,697	32,382	44,724
Net Income per Share – Basic [2]	.53	.47	.44	.60
Net Income per Share – Diluted	.52	.46	.43	.59
Dividends Declared per Share	.07	.08	.08	.08

2004	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
(in 000s, except per share data)				
Revenues	$ 424,660	$ 491,373	$ 451,535	$ 462,209
Net Revenues	413,987	480,448	440,111	446,713
Non-Interest Expenses	375,032	413,541	392,397	396,169
Income before Income Taxes	38,955	66,907	47,714	50,544
Net Income [2]	24,230	43,068	29,613	30,664
Net Income per Share – Basic	.33	.59	.40	.42
Net Income per Share – Diluted [2]	.33	.58	.40	.41
Dividends Declared per Share [3]	.06	.06	.07	.07

(1) Due to a reclassification of minority interest this amount is not the previously reported amount for the quarter.
(2) Due to rounding the quarterly results do not add to the total for the year.
(3) Adjusted for three-for-two stock split paid on March 24, 2004.

Raymond James Financial, Inc.

Board of Directors

The following constitutes the proposed Raymond James Financial Board of Directors (except where indicated), subject to election at the annual shareholders' meeting on February 16, 2006.

Angela M. Biever
General Manager, Intel New Business Initiatives
Director, Intel Capital

Jonathan A. Bulkley
Bulkley Consulting, LLC
Emerging markets, capital markets development consulting
(Retiring in February 2006)

Francis S. Godbold
Vice Chairman
Raymond James Financial

H. William Habermeyer Jr.
President and CEO
Progress Energy Florida
Electric utility

Chet Helck
President and COO
Raymond James Financial

Thomas A. James
Chairman of the Board and CEO
Raymond James Financial and Raymond James & Associates

Dr. Paul Marshall
Professor of Management Practice
Harvard Graduate School of Business Administration

Paul C. Reilly
Chairman and CEO
Korn/Ferry International
Executive recruiting
(Effective January 2006)

Kenneth A. Shields
President and CEO
Raymond James Ltd.

Wick Simmons
Executive Committee Member
New York City Partnership
Network of business leaders

Adelaide "Alex" Sink
Former Florida Banking Group President
Bank of America

Operating Committee

(All members are executive officers.)

Richard G. Averitt III
Chairman and CEO
Raymond James Financial Services

Timothy Eitel
Chief Information Officer
Raymond James Financial

Chet Helck
President and COO
Raymond James Financial

Thomas A. James
Chairman of the Board and CEO
Raymond James Financial

Jeffrey P. Julien
Senior Vice President, Finance,
and Chief Financial Officer
Raymond James Financial

Richard K. Riess
Executive Vice President, Asset Management
Raymond James Financial

Van C. Sayler
Senior Vice President, Fixed Income
Raymond James & Associates

Thomas R. Tremaine
Executive Vice President, Operations and Administration
Raymond James & Associates

Jeffrey E. Trocin
Executive Vice President, Equity Capital Markets
Raymond James & Associates

Dennis W. Zank
President
Raymond James & Associates

Other Executive Officers

Jennifer C. Ackart
Controller and Chief Accounting Officer
Raymond James Financial

Barry S. Augenbraun
Senior Vice President and Corporate Secretary
Raymond James Financial
(Retired in January 2006)

George Catanese
Director of Internal Audit
Raymond James Financial

Francis S. Godbold
Vice Chairman
Raymond James Financial

Paul L. Matecki
General Counsel/Director of Compliance
Corporate Secretary*
Raymond James Financial
(*Effective February 2006)

Corporate and Shareholder Information

Number of Shareholders

At December 7, 2005, there approximately 13,000 shareholders of record.

10-K

The annual report to the Securities and Exchange Commission on form 10-K is available. A copy may be obtained upon request in writing to Investor Relations Department, Raymond James Financial, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716 or investor.relations@ raymondjames.com.

Annual Meeting

The 2005 annual meeting of shareholders will be conducted at Raymond James Financial's international headquarters in The Raymond James Financial Center, 880 Carillon Parkway, St. Petersburg, Florida, on February 16, 2006, at 4:30 p.m.

The meeting will also be broadcast live via streaming audio on our Web site, raymondjames.com.

Notice of the annual meeting, proxy statement and proxy voting instructions accompany this report to shareholders. Quarterly reports are mailed to shareholders in February, May, August and November.

Electronic Delivery

If you are interested in electronic delivery of future copies of this report, please see the proxy voting instructions.

Transfer Agent and Registrar

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
800-756-3353
mellon investor.com

Independent Auditors

KPMG LLP

New York Stock Exchange Symbol

RJF

Covering Analysts

Lauren Smith
Keefe, Bruyette and Woods

Jonathan Casteleyn
Wachovia Capital Markets, LLC

David Trone
Fox-Pitt, Kelton

Principal Subsidiaries

Raymond James & Associates, Inc.
Securities broker/dealer
Member New York Stock Exchange

Raymond James Financial Services, Inc.
Securities broker/dealer
Member National Association of Securities Dealers

Raymond James Ltd.
Canadian securities broker/dealer
Member Toronto Stock Exchange

Eagle Asset Management, Inc.
Asset management

Heritage Asset Management, Inc.
Mutual fund management

Raymond James Bank, FSB
FDIC-insured depository

Raymond James Trust Companies
Trust services

Raymond James Pledge

We, the associates of Raymond James, commit our energies, intellect and knowledge to attaining the financial objectives of our clients by providing the highest possible level of service and delivering superior investment alternatives. We believe that putting the financial well-being of our clients first ultimately serves the best interests of our shareholders, our communities and ourselves. Remaining responsive to the needs of our clients in a financial environment characterized by constant change is our connecting challenge.

Mission Statement

Our business is people and their financial well-being. Therefore, in the pursuit of our goals, we will conduct ourselves in accordance with the following precepts:

- Our clients always come first.
- We must provide the highest level of service with integrity.
- Assisting our clients in the attainment of the financial objectives is our most worthy enterprise.
- We must communicate with our clients clearly and frequently.
- Teamwork – cooperating with and providing assistance and support to our fellow associates – is fundamental to sustaining a quality work environment that nurtures opportunities for unparalleled service, personal growth and job satisfaction.
- Continuing education is necessary to maintain the timeliness of investment knowledge, tax law information and financial planning techniques.
- Innovation is requisite to our survival in a changing world.
- To emulate other members of our industry requires us to continue to work hard; to excel beyond our peers requires us to provide an even higher caliber of service to our clients.
- We must give something back to the communities in which we live and work.

RAYMOND JAMES®
FINANCIAL, INC.

Individual solutions from independent advisors

International Headquarters: The Raymond James Financial Center
880 Carillon Parkway | St. Petersburg, FL 33716
raymondjames.com